Exhibit 99.2

Independent Auditors’ Review Report (Consolidated Financial Statements) of Shinhan Financial Group as of September 30, 2020

SHINHAN FINANCIAL GROUP CO., LTD.

AND SUBSIDIARIES

Consolidated Interim Financial Statements

September 30, 2020

(Unaudited)

RESPECTED
TRUSTED
PROFESSIONAL

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

Shinhan Financial Group Co.,Ltd.

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Shinhan Financial Group Co.,Ltd. and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at September 30, 2020 and the related consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020 and consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2020, and notes to the consolidated interim financial statements, including a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matter

Without qualifying our conclusion, we draw attention to Note 31 of the financial statements. As explained in Note 31, the rapid spread of the COVID-19 has had a negative impact on the global economy, which can result in an increase in expected credit losses, potential impairment of assets, and negatively affecting the Group's ability to generate revenue.

Other Matters

The consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30,2020, consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2019, presented herein for comparative purposes, were reviewed by KPMG Samjong whose report dated August 14, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The consolidated financial statements of the Group for the year ended December 31, 2019, were audited by KPMG Samjong who expressed an unqualified opinion on those statements, not presented herein, on March 5, 2020. The consolidated statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

November 16, 2020

Seoul, Korea

This report is effective as of November 16, 2020, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

September 30, 2020 and December 31, 2019

(In millions of Korean won)	Note		September 30, 2020 (Unaudited)	December 31, 2019

Assets
Cash and due from banks at amortized cost	4, 7	~~W~~	29,582,053	28,423,744
Financial assets at fair value through profit or loss	4, 8		57,943,615	53,163,143
Derivative assets	4, 9		3,180,586	2,829,274
Securities at fair value through other comprehensive income	4, 10		56,442,468	59,381,053
Securities at amortized cost	4, 10		47,104,913	45,582,065
Loans at amortized cost	4, 11		352,757,552	323,244,979
Property and equipment			3,963,926	4,083,328
Intangible assets			5,536,492	5,558,714
Investments in associates	12		2,683,205	1,452,861
Current tax receivable			32,069	88,433
Deferred tax assets			170,819	218,254
Investment property			631,047	488,610
Net defined benefit assets	16		-	1,682
Other assets	4, 11		31,750,906	27,878,281
Assets held for sale			54,804	25,160

Total assets		~~W~~	591,834,455	552,419,581

Liabilities
Deposits	4	~~W~~	319,157,788	294,874,256
Financial liabilities at fair value through profit or loss	4, 13		1,303,275	1,632,457
Financial liabilities designated at fair value through profit or loss	4, 14		9,805,635	9,409,456
Derivative liabilities	4, 9		2,784,715	2,303,012
Borrowings	4		38,428,008	34,863,156
Debt securities issued	4, 15		74,086,813	75,363,364
Net defined benefit liabilities	16		202,603	121,140
Provisions	17		612,279	557,024
Current tax payable			428,584	512,757
Deferred tax liabilities			626,401	451,603
Liabilities under insurance contracts	18		53,208,308	52,163,417
Other liabilities	4		45,260,265	38,237,558

Total liabilities			545,904,674	510,489,200

Equity	19
Capital stock			2,969,277	2,732,463
Hybrid bonds			2,179,934	1,731,235
Capital surplus			12,232,979	10,565,353
Capital adjustments			(804,459)	(1,116,770)
Accumulated other comprehensive income (loss)			19,639	(260,156)
Retained earnings			27,348,369	25,525,821
Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			43,945,739	39,177,946
Non-controlling interests			1,984,042	2,752,435
Total equity			45,929,781	41,930,381

Total liabilities and equity		~~W~~	591,834,455	552,419,581

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

Three-month and nine-month periods ended September 30, 2020 and 2019

(In millions of Korean won)			September 30, 2020 (Unaudited)		September 30, 2019 (Unaudited)
	Note		Three-month	Nine-month	Three-month	Nine-month

Interest income
Financial assets at fair value through other comprehensive income and at amortized cost		~~W~~	3,399,475	10,568,682	3,781,602	11,164,900
Financial assets at fair value through profit or loss			192,866	640,426	198,285	597,335
			3,592,341	11,209,108	3,979,887	11,762,325
Interest expense			(1,139,675)	(3,846,894)	(1,507,226)	(4,509,265)
Net interest income	20		2,452,666	7,362,214	2,472,661	7,253,060

Fees and commission income			986,581	2,829,582	872,585	2,647,225
Fees and commission expense			(361,427)	(1,074,569)	(342,253)	(1,027,750)
Net fees and commission income	21		625,154	1,755,013	530,332	1,619,475

Insurance income			1,926,578	5,493,724	1,848,247	5,755,302
Insurance expenses			(2,057,342)	(5,940,313)	(1,981,620)	(6,090,525)
Net insurance loss	18		(130,764)	(446,589)	(133,373)	(335,223)

Dividend income			19,354	83,942	18,635	66,755
Net gain(loss) on financial instruments at fair value through profit or loss			436,543	(93,120)	188,215	1,249,953
Net gain(loss) on financial instruments at fair value through profit or loss (overlay approach)	8		(37,362)	(108,723)	(49,385)	(246,314)
Net gain(loss) on financial instruments designated at fair value through profit or loss			(229,392)	568,337	(73,008)	(740,316)
Net foreign currency transaction gain			99,233	328,009	160,105	423,522
Net gain on disposal of financial asset at fair value through other comprehensive income	10		77,420	264,307	70,648	130,783
Net gain(loss) on disposal of securities at amortized cost	10		(30)	-	47	61
Provision for credit loss allowance	22		(255,756)	(1,029,554)	(242,490)	(791,348)
General and administrative expenses	23		(1,256,204)	(3,725,409)	(1,225,648)	(3,630,374)
Other operating expenses, net			(332,665)	(977,647)	(298,826)	(862,519)
			(1,478,859)	(4,689,858)	(1,451,707)	(4,399,797)
Operating income			1,468,197	3,980,780	1,417,913	4,137,515

Equity method income	12		25,452	91,652	1,327	30,691
Other non-operating income(loss), net			67,981	(3,365)	(2,917)	(15,312)
Profit before income taxes			1,561,630	4,069,067	1,416,323	4,152,894

Income tax expense	25		395,151	1,060,380	367,883	1,068,075
Profit for the period		~~W~~	1,166,479	3,008,687	1,048,440	3,084,819

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income (Continued)

Three-month and nine-month periods ended September 30, 2020 and 2019

(In millions of won, except earnings per share)			September 30, 2020 (Unaudited)		September 30, 2019 (Unaudited)
	Note		Three-month	Nine-month	Three-month	Nine-month
Other comprehensive income for the period, net of income tax	19	~~W~~
Items that are or may be reclassified to profit or loss:
Gain(loss) on financial asset at fair value through other comprehensive income			(7,226)	219,106	111,220	552,792
Gain on financial instruments at fair value through profit or loss (overlay approach)			27,946	73,559	24,995	163,041
Equity in other comprehensive income (loss) of associates			2,234	(1,672)	1,490	3,233
Foreign currency translation adjustments for foreign operations			(59,215)	23,400	87,042	198,464
Net change in unrealized fair value of cash flow hedges			5,232	(27,800)	(6,510)	(30,106)
Other comprehensive income of separate account			1,469	9,317	3,100	14,682
			(29,560)	295,910	221,337	902,106
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability			(199)	(10,382)	(70)	(47,653)
Equity in other comprehensive loss of associates			-	(14)	-	(8)
Gain (loss) on valuation of financial asset at fair value through other comprehensive income			12,648	(7,808)	(7,119)	26,746
Gain (loss) on disposal of financial asset at fair value through other comprehensive income			(15,042)	(18,706)	(3,739)	(5,771)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			187	3,555	377	(271)
			(2,406)	(33,355)	(10,551)	(26,957)

Total comprehensive income for the period		~~W~~	1,134,513	3,271,242	1,259,226	3,959,968

Profit for the period attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,144,692	2,950,202	981,572	2,895,983
Non-controlling interests			21,787	58,485	66,868	188,836
		~~W~~	1,166,479	3,008,687	1,048,440	3,084,819
Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	1,111,534	3,211,292	1,170,711	3,649,332
Non-controlling interests			22,979	59,950	88,515	310,636
		~~W~~	1,134,513	3,271,242	1,259,226	3,959,968

Earnings per share:	26
Basic and diluted earnings per share in Korean won		~~W~~	2,274	5,878	1,996	5,946

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

Nine-month period ended September 30, 2019

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2019	~~W~~	2,645,053	1,531,759	9,895,488	(552,895)	(753,220)	22,959,440	35,725,625	925,805	36,651,430
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	2,895,983	2,895,983	188,836	3,084,819
Other comprehensive income (loss), net of income tax:
Gain on financial asset at fair value through other comprehensive income		-	-	-	-	459,027	-	459,027	114,740	573,767
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	155,308	-	155,308	7,733	163,041
Equity in other comprehensive income of associates		-	-	-	-	3,225	-	3,225	-	3,225
Foreign currency translation adjustments		-	-	-	-	197,323	-	197,323	1,141	198,464
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(28,139)	-	(28,139)	(1,967)	(30,106)
Other comprehensive income of separate account		-	-	-	-	14,682	-	14,682	-	14,682
Remeasurements of defined benefit plans		-	-	-	-	(47,806)	-	(47,806)	153	(47,653)
Adjustments of own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	(271)	-	(271)	-	(271)
Total other comprehensive income		-	-	-	-	753,349	-	753,349	121,800	875,149
Total comprehensive income		-	-	-	-	753,349	2,895,983	3,649,332	310,636	3,959,968

Other changes in equity
Dividends		-	-	-	-	-	(753,041)	(753,041)	-	(753,041)
Dividends to hybrid bonds		-	-	-	-	-	(58,365)	(58,365)	-	(58,365)
Issuance of hybrid bonds		-	199,476	-	-	-	-	199,476	-	199,476
Paid-in capital increase (Note 19)		87,410	-	660,381	-	-	-	747,791	-	747,791
Acquisition of treasury stock (Note 19)		-	-	-	(444,077)	-	-	(444,077)	-	(444,077)
Change in other capital adjustments		-	-	9,484	(119,873)	-	(11,308)	(121,697)	-	(121,697)
Change in other non-controlling interests		-	-	-	-	-	-	-	1,515,640	1,515,640
		87,410	199,476	669,865	(563,950)	-	(822,714)	(429,913)	1,515,640	1,085,727
Reclassification between OCI and retained earnings		-	-	-	-	5,772	(5,772)	-	-	-
Balance at September 30, 2019(Unaudited)	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,845)	5,901	25,026,937	38,945,044	2,752,081	41,697,125

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

Nine-month period ended September 30, 2020

(In millions of Korean won)		Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre-hensive income	Retained earnings	Sub-total	Non-controlling interests	Total

Balance at January 1, 2020	~~W~~	2,732,463	1,731,235	10,565,353	(1,116,770)	(260,156)	25,525,821	39,177,946	2,752,435	41,930,381
Total comprehensive income for the period
Profit for the period		-	-	-	-	-	2,950,202	2,950,202	58,485	3,008,687
Other comprehensive income (loss), net of income tax:
Gain on valuation and disposal of financial assets at fair value through other comprehensive income		-	-	-	-	192,247	-	192,247	345	192,592
Gain on financial instruments at fair value through profit or loss (overlay approach)		-	-	-	-	73,559	-	73,559	-	73,559
Equity in other comprehensive loss of associates		-	-	-	-	(1,686)	-	(1,686)	-	(1,686)
Foreign currency translation adjustments		-	-	-	-	22,272	-	22,272	1,128	23,400
Net change in unrealized fair value of cash flow hedges		-	-	-	-	(27,800)	-	(27,800)	-	(27,800)
Other comprehensive income of separate account		-	-	-	-	9,317	-	9,317	-	9,317
Remeasurements of defined benefit plans		-	-	-	-	(10,374)	-	(10,374)	(8)	(10,382)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		-	-	-	-	3,555	-	3,555	-	3,555
Total other comprehensive income		-	-	-	-	261,090	-	261,090	1,465	262,555
Total comprehensive income		-	-	-	-	261,090	2,950,202	3,211,292	59,950	3,271,242

Other changes in equity
Dividends		-	-	-	-	-	(883,929)	(883,929)	-	(883,929)
Dividends to hybrid bonds		-	-	-	-	-	(70,065)	(70,065)	-	(70,065)
Issuance of hybrid bonds		-	448,699	-	-	-	-	448,699	-	448,699
Paid-in capital increase(Note 19)		236,814	-	1,195,814	-	-	-	1,432,628	-	1,432,628
Acquisition of treasury stock(Note 19)		-	-	-	(150,448)	-	-	(150,448)	-	(150,448)
Disposition of treasury stock(Note 19)		-	-	-	319,226	-	-	319,226	-	319,226
Retirement of treasury stock(Note 19)		-	-	-	150,000	-	(150,025)	(25)	-	(25)
Change in other capital adjustments		-	-	471,812	(6,467)	-	(4,930)	460,415	-	460,415
Change in other non-controlling interests		-	-	-	-	-	-	-	(828,343)	(828,343)
		236,814	448,699	1,667,626	312,311	-	(1,108,949)	1,556,501	(828,343)	728,158
Reclassification between OCI and retained earnings		-	-	-	-	18,705	(18,705)	-	-	-
Balance at September 30, 2020(Unaudited)	~~W~~	2,969,277	2,179,934	12,232,979	(804,459)	19,639	27,348,369	43,945,739	1,984,042	45,929,781

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows

Nine-month periods ended September 30, 2020 and 2019

			Nine-month period ended September 30
(In millions of Korean won)	Note		2020 (Unaudited)	2019 (Unaudited)

Cash flows from operating activities
Profit before income taxes		~~W~~	4,069,067	4,152,894
Adjustments for:
Interest income	20		(11,209,108)	(11,762,325)
Interest expense	20		3,846,894	4,509,265
Dividend income			(83,942)	(66,755)
Net fees and commission expense			1,004	91,714
Net insurance expense			1,328,965	1,704,245
Net gain on financial instruments at fair value through profit or loss			(145,908)	(669,989)
Net loss on derivatives			115,530	3,320
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)			108,723	246,314
Net foreign currency translation loss(gain)			(22,909)	145,987
Net loss(gain) on financial instruments designated at fair value through profit or loss			(526,335)	70,341
Net gain on disposal of financial assets at fair value through other comprehensive income	10		(264,307)	(130,783)
Provision for credit loss allowance	22		1,029,554	791,348
Net gain on disposal of financial assets at amortized cost	10		-	(61)
Employee costs			112,186	147,852
Depreciation and amortization	23		566,286	499,799
Other operating loss			217,661	111,303
Equity method income, net	12		(91,652)	(30,691)
Other non-operating income, net			(78,365)	(35,502)
			(5,095,723)	(4,374,618)

Changes in assets and liabilities:
Due from banks at amortized cost			28,874	(5,245,216)
Securities at fair value through profit or loss			(5,302,862)	(847,619)
Due from banks at fair value through profit or loss			838,891	(25,030)
Loans at fair value through profit or loss			(356,317)	(78,913)
Financial instruments designated at fair value through profit or loss			922,513	219,511
Derivative instruments			257,831	(487,792)
Loans at amortized cost			(27,718,203)	(12,067,047)
Other assets			(6,672,609)	(11,377,913)
Deposits			23,980,451	17,264,009
Defined benefit obligations			(70,011)	(96,929)
Provisions			(3,464)	25,432
Other liabilities			7,830,406	15,632,294
			(6,264,500)	2,914,787

Income taxes paid			(936,874)	(910,393)
Interest received			11,210,620	11,321,752
Interest paid			(3,947,696)	(4,039,920)
Dividends received			71,567	22,586
Net cash inflow (outflow) from operating activities		~~W~~	(893,539)	9,087,088

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Consolidated Interim Statements of Cash Flows (Continued)

Nine-month periods ended September 30, 2020 and 2019

			Nine-month period ended September 30
(In millions of Korean won)	Note		2020 (Unaudited)	2019 (Unaudited)
Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss		~~W~~	3,264,994	2,352,962
Increase in financial instruments at fair value through profit or loss			(3,769,488)	(4,688,374)
Proceeds from disposal of securities at fair value through other comprehensive income			46,010,136	28,931,426
Acquisition of securities at fair value through other comprehensive income			(42,984,627)	(35,187,120)
Proceeds from disposal of securities at amortized cost			4,621,520	2,471,266
Acquisition of securities at amortized cost			(6,078,616)	(9,793,852)
Proceeds from disposal of property and equipment			227,240	38,314
Acquisition of property and equipment			(207,514)	(176,094)
Proceeds from disposal of intangible assets			6,247	25,104
Acquisition of intangible assets			(296,895)	(418,279)
Proceeds from disposal of investments in associates			146,032	115,627
Acquisition from disposal of investments in associates			(594,054)	(326,683)
Proceeds from disposal of investment property			118,144	83,498
Acquisition of investment property			(242,960)	(2,181)
Disposition of assets held-for-sale			2,048	80
Increase in other assets			(119,561)	(56,766)
Proceeds from settlement of hedging derivative financial instruments for financial assets			15,330	35,450
Payment of settlement of hedging derivative financial instruments for financial assets			(164,449)	(155,333)
Net cash flow from business combination			(71,315)	(2,249,017)
Net cash outflow from investing activities		~~W~~	(117,788)	(18,999,972)
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	448,699	199,476
Net increase in borrowings			3,774,642	3,380,314
Proceeds from debt securities issued			13,690,934	23,804,123
Repayments of debt securities issued			(15,574,202)	(15,415,358)
Decrease in other liabilities			4,883	(20,796)
Dividends paid			(953,586)	(818,871)
Proceeds from settlement of hedging derivative financial instruments for debt securities issued			835,179	1,159,110
Payment of settlement of hedging derivative financial instruments for debt securities issued			(774,357)	(1,188,263)
Acquisition of treasury stock			(150,448)	(444,077)
Disposition of and incineration cost of treasury stock			25,605	-
Increase in non-controlling interests			303,692	329,659
Redemption of lease liabilities			(715,524)	(185,211)
Issuance of convertible preferred stocks			-	747,791
Issuance of common stocks			1,158,248	-
Payment of stock issuance costs			(3,433)	-
Net cash inflow from financing activities			2,070,332	11,547,897
Effect of exchange rate changes on cash and cash equivalents			25,380	15,729
Increase (decrease) in cash and cash equivalents			1,084,385	1,650,742
Cash and cash equivalents at the beginning of the period	28		8,579,174	8,179,756
Cash and cash equivalents at the end of the period	28	~~W~~	9,663,559	9,830,498

See accompanying notes to the consolidated interim financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.  Reporting entity

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation (collectively the “Group”) are summarized as follows:

(a) Controlling company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group” or the “Company”), a controlling company, was incorporated on September 1, 2001 for the main purposes of controlling, managing and funding Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Asset Management Co., Ltd. by way of share transfers. The total capital stock amounted to ~~W~~1,461,721 million. Also, Shinhan Financial Group’s shares have been listed on the Korea Exchange since September 10, 2001 and Shinhan Financial Group’s American Depositary Shares have been listed on the New York Stock Exchange since September 16, 2003.

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2020 and December 31, 2019 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		September 30, 2020	December 31, 2019
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	September 30	100.0	100.0
〃	Shinhan Card Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Investment Corp.	〃	〃	100.0	100.0
〃	Shinhan Life Insurance Co., Ltd.	〃	〃	100.0	100.0
〃	Orange Life Insurance Co., Ltd. (*2)	〃	〃	100.0	59.2
〃	Shinhan Capital Co., Ltd.	〃	〃	100.0	100.0
〃	Jeju Bank	〃	〃	75.3	75.3
〃	Shinhan Credit Information Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan Alternative Investment Management Inc.	〃	〃	100.0	100.0
〃	Shinhan BNP Paribas Asset Management Co., Ltd.	〃	〃	65.0	65.0
〃	SHC Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan DS	〃	〃	100.0	100.0
〃	Shinhan Savings Bank	〃	〃	100.0	100.0
〃	Asia Trust Co., Ltd.			60.0	60.0
〃	Shinhan AITAS Co., Ltd.	〃	〃	99.8	99.8
〃	Shinhan REITs Management Co., Ltd.	〃	〃	100.0	100.0
〃	Shinhan AI Co., Ltd.	〃	〃	100.0	100.0
〃	Neoplux Co., Ltd.(*3)	〃	〃	96.8	-
Shinhan Bank	Shinhan Asia Limited (*4)	Hong Kong	〃	-	99.9
〃	Shinhan Bank America	USA	〃	100.0	100.0
〃	Shinhan Bank Europe GmbH	Germany	〃	100.0	100.0
〃	Shinhan Bank Cambodia	Cambodia	〃	97.5	97.5
〃	Shinhan Bank Kazakhstan Limited	Kazakhstan	〃	100.0	100.0
〃	Shinhan Bank Canada	Canada	〃	100.0	100.0
〃	Shinhan Bank (China) Limited	China	〃	100.0	100.0
〃	Shinhan Bank Japan	Japan	〃	100.0	100.0
〃	Shinhan Bank Vietnam Ltd	Vietnam	〃	100.0	100.0
〃	Banco Shinhan de Mexico	Mexico	〃	99.9	99.9
〃	PT Bank Shinhan Indonesia	Indonesia	〃	99.0	99.0
Shinhan Bank Japan	SBJDNX (*5)	Japan	〃	100.0	-
Shinhan Card Co., Ltd.	LLP MFO Shinhan Finance	Kazakhstan	〃	100.0	100.0
〃	PT. Shinhan Indo Finance	Indonesia	〃	50.0	50.0
〃	Shinhan Microfinance Co., Ltd.	Myanmar	〃	100.0	100.0
〃	Prudential Vietnam Finance	Vietnam	〃	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.  Reporting entity (continued)

(b) Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of September 30, 2020 and December 31, 2019 are as follows (continued):

			Date of financial information	Ownership (%)
Investor	Investee(*1)	Location		September 30, 2020	December 31, 2019
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	USA	〃	100.0	100.0
〃	Shinhan Investment Corp. Asia Ltd.	Hong Kong	〃	100.0	100.0
〃	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0
〃	PT. Shinhan Sekuritas Indonesia	Indonesia	〃	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	〃	〃	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus (*5)	Korea	〃	100.0	-
Shinhan BNP Paribas Asset Management Co., Ltd.	Shinhan BNP ASSET MGT HK Ltd.	Hong Kong	〃	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	〃	100.0	100.0

(*1) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*2) The Group acquired additional shares of Orange Life Insurance Co., Ltd. as of September 30, 2020, and Orange Life Insurance Co., Ltd. became a wholly owned subsidiary of the Group.

(*3) During the nine-month period ended September 30, 2020, the Company acquired a 96.77% of shares in Neoplux Co, Ltd.

(*4) As of September 30, 2020, liquidation procedure has been completed.

(*5) Newly invested subsidiaries subject to consolidation are included during the nine-month period ended September 30, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

1.  Reporting entity (continued)

(c) Consolidated structured entities

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others

A trust is consolidated when the Group with the power as a trustee is exposed as a trustee is exposed to variable returns, for example, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it; and the Group has the ability to affect those returns.

Asset-Backed Securities	MPC Yulchon Green I and 202 others

An entity for asset backed securities is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is exposed to, or has rights to related variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.

An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has granted credit to the entity, has sole decision-making authority of these entities due to the entities default, and is exposed to, or has rights to related variable returns.

Investment Fund	KoFC Shinhan Frontier Champ 2010-4 PEF and 119 others

An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors, or has the ability to dismiss the manager of the investment funds, and is exposed to, or has rights to, the variable returns.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

1.  Reporting entity (continued)

(d) Summarized financial information of the subsidiaries

i) Condensed financial position for the Group’s subsidiaries as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020			December 31, 2019
Subsidiary (*1)(*2)		Total assets	Total liabilities	Total equities	Total assets	Total liabilities	Total equities
Shinhan Financial Group (Separate)	~~W~~	36,067,290	10,960,899	25,106,391	32,261,322	9,795,896	22,465,426
Shinhan Bank		415,977,494	388,729,037	27,248,457	392,723,044	366,629,929	26,093,115
Shinhan Card Co., Ltd.		34,484,408	28,208,804	6,275,604	32,917,910	26,769,044	6,148,866
Shinhan Investment Corp.		47,872,751	43,432,728	4,440,023	37,375,487	33,138,930	4,236,557
Shinhan Life Insurance Co., Ltd.		35,647,024	33,030,984	2,616,040	34,133,649	32,062,490	2,071,159
Orange Life Insurance Co., Ltd.		33,434,846	30,098,975	3,335,871	32,841,359	29,654,711	3,186,648
Shinhan Capital Co., Ltd.		9,516,771	8,349,937	1,166,834	7,566,428	6,612,519	953,909
Jeju Bank		6,517,093	6,006,454	510,639	6,192,927	5,695,223	497,704
Shinhan Credit Information Co., Ltd.		28,172	11,226	16,946	25,292	10,044	15,248
Shinhan Alternative Investment Management Inc.		89,572	79,683	9,889	87,694	75,665	12,029
Shinhan BNP Paribas Asset Management Co., Ltd.		179,451	16,480	162,971	184,203	19,678	164,525
SHC Management Co., Ltd.		9,646	-	9,646	9,639	-	9,639
Shinhan DS		96,180	73,598	22,582	89,141	67,954	21,187
Shinhan Savings Bank		1,720,766	1,517,692	203,074	1,602,902	1,418,317	184,585
Asia Trust Co., Ltd.		226,345	67,116	159,229	172,793	43,933	128,860
Shinhan AITAS Co., Ltd.		83,918	10,391	73,527	77,086	10,962	66,124
Shinhan REITs Management Co., Ltd		50,606	7,778	42,828	45,832	5,619	40,213
Shinhan AI Co., Ltd.		42,426	1,516	40,910	42,402	1,674	40,728
Neoplux Co., Ltd.		74,095	13,465	60,630	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

1.  Reporting entity (continued)

ii) Condensed comprehensive income statement for the Group’s subsidiaries for the nine-month periods ended September 30, 2020 and 2019 were as follows:

		September 30, 2020			September 30, 2019
Subsidiary (*1)(*2)		Revenue	Net income (loss)	Total com-prehensive income (loss)	Revenue	Net income (loss)	Total com-prehensive income (loss)
Shinhan Financial Group (separate)	~~W~~	1,592,202	1,311,341	1,311,249	1,434,888	1,198,691	1,197,222
Shinhan Bank		17,056,864	1,765,336	1,780,030	20,257,499	1,976,488	2,300,747
Shinhan Card Co., Ltd.		2,960,475	469,497	454,877	2,987,868	411,157	374,422
Shinhan Investment Corp.		7,500,442	184,419	210,163	4,837,103	202,049	221,168
Shinhan Life Insurance Co., Ltd.		4,021,533	171,272	295,040	4,250,230	109,774	381,617
Orange Life Insurance Co., Ltd. (*3)		3,370,307	213,304	228,782	3,590,218	211,568	521,411
Shinhan Capital Co., Ltd.		427,200	134,963	135,589	344,748	99,134	96,825
Jeju Bank		163,207	15,803	17,150	178,535	20,958	24,914
Shinhan Credit Information Co., Ltd.		32,208	1,478	1,587	28,490	897	736
Shinhan Alternative Investment Management Inc.		14,243	4,485	4,485	11,073	2,814	2,814
Shinhan BNP Paribas Asset Management Co., Ltd.		65,118	18,860	18,937	62,170	18,138	18,431
SHC Management Co., Ltd.		57	7	7	124	69	69
Shinhan DS		109,817	738	1,127	97,812	2,196	2,528
Shinhan Savings Bank		93,382	23,019	23,061	85,961	20,650	20,629
Asia Trust Co., Ltd.(*3)		66,098	30,393	30,369	36,194	12,466	12,482
Shinhan AITAS Co., Ltd.		44,143	11,213	11,213	37,774	8,733	8,733
Shinhan REITs Management Co., Ltd.		9,452	2,619	2,615	6,844	7,772	7,770
Shinhan AI Co., Ltd.		7,234	187	182	713	(628)	(628)
Neoplux Co., Ltd.(*3)		-	-	-	-	-	-

(*1) Condensed financial information of the subsidiaries is based on the subsidiaries’ consolidated financial information, if applicable.

(*2) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(*3) For the acquired company, the amount is from the consolidated interim statement of comprehensive income for the period after the acquisition point.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

2. Basis of preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group's financial position, financial performance or cash flows, is not presented in the accompanying consolidated interim financial statements.

(a) Statement of compliance

These consolidated interim financial statements of the Group were prepared in accordance with Korean IFRS as part of the period covered by the Group’s Korean IFRS annual financial statements. They are prepared under Korean IFRS No.1034, ‘Interim Financial Reporting’, and do not include all of the disclosures required for full annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as of and for the year ended December 31, 2019.

(b) Use of estimates and judgments

The preparation of the consolidated interim financial statements in conformity with Korean IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management's judgment as of the end of the interim reporting period differ from the actual, actual results may differ from these estimates. The basic assumptions about estimates and estimates are constantly being reviewed, and changes in accounting estimates are recognized during the period over which estimates have changed and over the period over which they will be affected. The mid-term corporate tax expense is measured by applying the estimated average annual effective income tax rate, which can be applied to expected gross annual income.

In preparing these consolidated interim financial statements, except for the method of estimation used to determine mid-term corporate tax expenses, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as of and for the year ended December 31, 2019.

The rapid spread of the COVID-19 pandemic is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 virus for the nine-month period ended September 30, 2020. Accordingly, the expected default rate was re-estimated on June 30, 2020 using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables for calculating the default rate. The Group will continue to monitor the impact of the COVID-19 on the economy and so on.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

3. Significant accounting policies

Except for the following amendments first applied from January 1, 2020 and as described in Note 2.(b), the Group applies the same accounting policies applied when preparing the annual consolidated financial statements for the year ended December 31, 2019.

(a) Amendments to Korean IFRS No.1001 ‘Presentation of financial statements’ and Korean IFRS No.1008 ‘Accounting policies, changes in accounting estimates and errors’ – Definition of material

The amendments clarify the explanation of the definition of material and Korean IFRS No.1001 and Korean IFRS No.1008 were amended in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Group. The amendments do not have a significant impact on the Group’s consolidated interim financial statements.

(b) Amendments to Korean IFRS No. 1103 ‘Business combination’ – Definition of business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. If all of the fair value of gross assets acquired is substantially concentrated in a single asset or a group of similar assets, an entity may elect to apply a concentration test, an optional test, to permit a simplified assessment of whether an acquired asset of activities and assets is not a business. The amendments do not have a significant impact on the Group’s consolidated interim financial statements.

(c) Amendments to Korean IFRS No.1116 ‘Lease’ - The practical expedient for the exemption, discount or deferral of rent related to COVID-19

As a practical expedient, the lessee may not evaluate whether a rent concession, such as the rent discount directly resulting from COVID-19, constitutes a change in the lease. The lessee with this choice shall account for changes in lease payments, such as rent discounts, consistently with the way the Standard specifies when those changes are not lease changes. The Group changed its accounting policy in accordance with the amendments made to Korean IFRS No.1116. The amended accounting policies were applied retrospectively in accordance with the transitional provisions in Korean IFRS No.1116. Retrospective application of accounting policies has no cumulative effect on the initial application to be reflected in retained earnings at the beginning of January 1, 2020 and the comparative financial statements presented have not been restated. The amount recognized in profit or loss is ~~W~~ 12,423million to reflect the change in lease payments arising from the same lease discount for the nine-month period ended September 30, 2020 as a result of the amendment to the Korean IFRS No.1116 ‘Lease’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management

(a) Overview

Shinhan Financial Group Co., Ltd. (collectively “the Group”) manages various risks that may be arisen by each business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

i) Risk management principles

The risk management principles of the Group are as follows:

- All business activities take into account the balance of risks and profits within a predetermined risk trend.

- The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

- Operate a risk-related decision-making system that enhances management's involvement.

- Organize and operate risk management organizations independent of the business sector.

- Operate a performance management system that clearly considers risks when making business decisions.

- Aim for preemptive and practical risk management functions.

- Share a cautious view to prepare for possible deterioration of the situation.

ii) Risk management organization

The basic policies and strategies for risk management of the Group are established by the Risk Management Committee (collectively the "Group Risk Management Committee") within the controlling company's Board of Directors. The Group's Chief Risk Management Officer (CRO) assists the Group Risk Management Committee and consults the risk policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Management Officer of each subsidiary. The subsidiary implements the risk policies and strategies of the Group through each company's risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group's chief risk management officer for risk management and supervision.

Shinhan Financial Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be assumed by the Group and its subsidiaries, while the Risk Management Committee and the Committee of each subsidiary set and manage detailed risk limits  by risk, department, desk and product types.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(a) Overview (continued)

ii) Risk management organization (continued)

① Group Risk Management Committee

The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the Group.

The resolution of the Committee is as follows:

-	Establish risk management basic policy in line with management strategy
-	Determine the level of risk that can be assumed by the Group and each subsidiary
-	Approve appropriate investment limit or loss allowance limit
-	Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations
-	Matters concerning risk management organization structure and division of duties
-	Matters concerning the operation of the risk management system;
-	Matters concerning the establishment of various limits and approval of limits
-	Make decisions on approval of the FSS's internal rating law for non-retail and retail credit rating systems
-	Matters concerning risk disclosure policy
-	Analysis of crisis situation, related capital management plan and financing plan
-	Matters deemed necessary by the board of directors
-	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines
-	Matters deemed necessary by the Chairman

The resolution of the Group Risk Management Committee is reported to the Board of Directors.

② Group Risk Management Council

In order to maintain the Group's risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the group's risk management officer and consist of the risk management officers of major subsidiaries. However, if the subsidiary's risk management officer is not an executive, the chief executive officer of risk management may attend.

iii) Group Risk Management System

① Management of the risk capital

Risk capital refers to the capital required to compensate for the potential loss (risk) if it is actually realized. Risk capital management refers to the management of the risk assets considering its risk appetite, which is a datum point on the level of risk burden compared to available capital, so as to maintain the risk capital at an appropriate level. The Group and subsidiaries establish and operate a risk planning process to reflect the risk plan in advance when establishing financial and business plans for risk capital management, and establish a risk limit management system to control risk to an appropriate level.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(a) Overview (continued)

iii) Group Risk Management System (continued)

② Risk Monitoring

In order to proactively manage risks by periodically identifying risk factors that can affect the group's business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the group level. The Group prepares weekly, monthly and occasional monitoring reports to report to Group management including the CRO.

In addition, the Risk Dash Board is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes (news) of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③ Risk Reviewing

When conducting new product∙new business and major policy changes, risk factors are reviewed by using a pre-defined checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary's risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④ Risk management

The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for three levels of contingencies, namely, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk

Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group is facing. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on balance sheets, but also off-balance-sheet transactions such as guarantees, loan commitments and derivative transactions.

Shinhan Bank's basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the CRO, the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and the CCO is composed of the chairman, the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the soundness of the loan and profitability of operation.

Shinhan Bank's credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of the bank's internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between the credit officer of the branch and the headquarters’ Review Committee. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.

Credits for corporate customers are performed by the loan officers and reviewers of branch offices by automatically searching for anticipated insolvent companies among business loan partners, and the credit department independent of the business sector evaluates the adequacy of the result of the loan review and, if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.

Shinhan Card's basic policy on credit risk is determined by the Risk Management Committee. In order to efficiently implement the resolutions and deliberations of the Risk Management Committee, the Risk Management Committee consists of the Risk Management Officer (CRO) as the chairperson and operates a Risk Management Council consisting of all department heads and key directors. Apart from the Risk Management Council, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount has been established to separate Credit Review Board from credit monitoring.

Shinhan Card's credit scoring system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). For applications that meet the eligibility criteria for card issuance, the card will be issued only if the AS credit rating is above the standard. The company's internal information, CB company's external information, and personal information on the application are used to calculate the AS credit rating. The BS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and portfolio risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk(continued)

i) Techniques, assumptions and input variables used to measure impairment

i-1) Determining significant increases in credit risk since initial recognition

At the end of each reporting period, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.

To make the assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information, that is available without undue cost or effort, and is indicative of significant increases in credit risk since initial recognition. Information includes the default experience data held by the Group and analysis by an internal credit rating expert.

i-1-1) Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default. The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower. The internal credit risk rating based on the borrower’s information related to each individual exposures on initial recognition, may change depending on the results of continuing monitoring and reviews.

i-1-2) Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-1-3) Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures

Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days(personal card)
Loan classification of and below precautionary	Loan classification of and below precautionary	Loan classification of and below precautionary
Borrower with early warning signals	Borrower with early warning signals	Specific pool segment
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Loans relating to constructor whose collective loans are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group has not fully received the contractual payments from the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective:

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-month expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-2) Modified financial assets

If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’). These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments. If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-month expected credit losses for that exposure again.

i-3) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- If a borrower is overdue 90 days or more from the contractual payment date,

- If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- Qualitative factors (e.g. breach of contractual terms),

- Quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation. However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument),

- Internal observation data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-4) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of information when measuring expected credit losses. For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses and the Group is based on the assumptions consistent with that are based on the business plan and management strategy.

The Group identified the key macroeconomic variables needed to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price index	Negative
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past ten years.

Due to the spread of the COVID-19, the economic recession is expected to be greater than the previous forecast. The expected default rate was re-estimated on June 30, 2020 using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables for calculating the default rate. As a result, the expected default rate for some portfolios have increased.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-5) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (“PD”)

- Loss given default (“LGD”)

- Exposure at default (“EAD”)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.

Risk factors of PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (“LTV”)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

i) Techniques, assumptions and input variables used to measure impairment (continued)

i-6) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary. Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

ii) Maximum exposure to credit risk

Exposure to credit risk is the exposure related to due from banks, loans, investments in debt securities, derivative transactions, off-balance sheet accounts such as loan commitment. The exposures of due from banks and loans were classified into government, bank, corporation or retail based on the exposure classification criteria of BASEL III credit risk weights, and the net carrying amount, excluding provisions, was presented as the maximum amount that can be exposed by credit risk.

The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of September 30, 2020 and December 31, 2019 is as follows:

		September 30, 2020	December 31, 2019
Due from banks and loans at amortized cost(*1)(*3):
Banks	~~W~~	23,724,588	12,950,561
Retail		163,415,070	152,840,826
Government/Public sector/Central bank		18,529,277	19,461,567
Corporations		152,311,499	140,718,619
Card receivable		22,648,977	23,114,264
		380,629,411	349,085,837

Due from banks and loans at fair value through profit or loss(*3):
Banks		109,234	897,525
Corporations		2,486,265	2,154,821
		2,595,499	3,052,346

Securities at fair value through profit or loss		53,618,686	48,512,857
Securities at fair value through other comprehensive income		55,562,099	58,573,094
Securities at amortized cost(*1)		47,104,913	45,582,065
Derivative assets		3,180,586	2,829,274
Other financial assets(*1)(*2)		20,590,642	17,477,778
Financial guarantee contracts		4,618,328	4,698,558
Loan commitments and other credit liabilities		187,300,330	177,660,547
	~~W~~	755,200,494	707,472,356

(*1) The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

(*2) Other financial assets mainly comprise of receivables, accrued income, secured key money deposits, prepayment, and domestic exchange settlement debit settled in a day.

(*3) Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets

Details of impaired financial assets due to credit risk as of September 30, 2020 are as follows:

		September 30, 2020
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	21,641,190	1,961,454	123,838	12,625	-	23,739,107	(14,519)	23,724,588	34,983
Retail		146,519,621	8,455,580	4,920,000	3,489,965	597,711	163,982,877	(567,807)	163,415,070	89,256,255
Government/Public sector/ Central bank		17,672,481	750,870	102,184	9,358	-	18,534,893	(5,616)	18,529,277	9,000
Corporations		91,917,010	33,508,968	11,785,317	15,692,756	848,658	153,752,709	(1,441,210)	152,311,499	83,826,087
Card receivable		16,884,155	2,259,141	1,765,932	2,121,343	465,536	23,496,107	(847,130)	22,648,977	8,067
		294,634,457	46,936,013	18,697,271	21,326,047	1,911,905	383,505,693	(2,876,282)	380,629,411	173,134,392
Securities at fair value through other comprehensive income(*)		47,757,459	7,504,554	-	300,086	-	55,562,099	-	55,562,099	-
Securities at amortized cost		45,608,346	1,508,171	-	-	-	47,116,517	(11,604)	47,104,913	-
	~~W~~	388,000,262	55,948,738	18,697,271	21,626,133	1,911,905	486,184,309	(2,887,886)	483,296,423	173,134,392

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iii) Impairment information by credit risk of financial assets (continued)

Details of impaired financial assets due to credit risk as of December 31, 2019 are as follows (continued):

		December 31, 2019
		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1	Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,703,863	1,179,294	77,675	1,804	-	12,962,636	(12,075)	12,950,561	57,087
Retail		136,124,712	7,443,675	5,694,210	3,608,216	476,897	153,347,710	(506,884)	152,840,826	87,826,564
Government/Public sector/ Central bank		19,274,854	111,987	80,648	-	-	19,467,489	(5,922)	19,461,567	-
Corporations		85,202,285	32,112,103	10,219,343	13,546,622	956,772	142,037,125	(1,318,506)	140,718,619	77,732,792
Card receivable		17,161,184	2,249,276	1,879,073	2,233,942	444,311	23,967,786	(853,522)	23,114,264	8,728
		269,466,898	43,096,335	17,950,949	19,390,584	1,877,980	351,782,746	(2,696,909)	349,085,837	165,625,171
Securities at fair value through other comprehensive income(*)		49,276,299	9,057,701	-	239,094	-	58,573,094	-	58,573,094	-
Securities at amortized cost		44,296,882	1,271,681	23,272	-	-	45,591,835	(9,770)	45,582,065	-
	~~W~~	363,040,079	53,425,717	17,974,221	19,629,678	1,877,980	455,947,675	(2,706,679)	453,240,996	165,625,171

(*) Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 25,933 million and ~~W~~ 28,236 million as of September 30, 2020 and December 31, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

iv) Credit risk exposures per credit grade of off-balance items

Credit risk exposures per credit grade of off-balance items as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12-month expected credit loss	~~W~~	2,939,817	1,099,730	-	4,039,547
Life time expected credit loss		307,307	269,535	-	576,842
Impaired		-	-	1,939	1,939
		3,247,124	1,369,265	1,939	4,618,328
Loan commitment and other credit line
12-month expected credit loss		156,651,812	21,096,283	-	177,748,095
Life time expected credit loss		6,613,710	2,933,907	-	9,547,617
Impaired		-	-	4,618	4,618
		163,265,522	24,030,190	4,618	187,300,330
	~~W~~	166,512,646	25,399,455	6,557	191,918,658

		December 31, 2019
		Grade 1	Grade 2	Impaired	Total
Financial guarantee:
12 months expected credit loss	~~W~~	2,805,417	1,495,091	-	4,300,508
Life time expected credit loss		248,544	148,696	-	397,240
Impaired		-	-	810	810
		3,053,961	1,643,787	810	4,698,558
Loan commitment and other credit line
12 months expected credit loss		146,010,944	21,044,977	-	167,055,921
Life time expected credit loss		7,850,945	2,730,143	-	10,581,088
Impaired		-	-	23,538	23,538
		153,861,889	23,775,120	23,538	177,660,547
	~~W~~	156,915,850	25,418,907	24,348	182,359,105

v) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Credit card bonds	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2020 and December 31, 2019 is as follows:

		September 30, 2020
		Finance and insurance	Manu -facturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	23,316,159	-	-	-	-	-	408,429	-	23,724,588
Retail		-	-	-	-	-	-	-	163,415,070	163,415,070
Government/Public sector/Central bank		18,414,887	-	-	1,796	-	-	112,594	-	18,529,277
Corporations		11,789,889	48,282,861	18,691,346	34,878,814	3,600,388	6,433,819	28,634,382	-	152,311,499
Card receivable		81,654	179,576	266,410	42,664	44,351	22,659	1,657,398	20,354,265	22,648,977
		53,602,589	48,462,437	18,957,756	34,923,274	3,644,739	6,456,478	30,812,803	183,769,335	380,629,411
Due from banks and loans at FVTPL
Banks		89,258	-	-	-	-	-	19,976	-	109,234
Corporations		1,421,756	682,657	31,208	185,348	3,000	900	161,396	-	2,486,265
		1,511,014	682,657	31,208	185,348	3,000	900	181,372	-	2,595,499
Securities at fair value through profit or loss		31,928,819	2,622,021	1,320,094	655,006	244,403	68,609	16,779,734	-	53,618,686
Securities at fair value through other comprehensive income		26,310,417	3,347,936	579,091	801,645	942,253	22,919	23,557,838	-	55,562,099
Securities at amortized cost		10,390,303	23,458	-	1,055,410	974,278	-	34,661,464	-	47,104,913
	~~W~~	123,743,142	55,138,509	20,888,149	37,620,683	5,808,673	6,548,906	105,993,211	183,769,335	539,510,608

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(b) Credit risk (continued)

vi) Concentration by industry sector (continued)

An analysis of concentration by industry sector of financial instrument, net of allowance, as of September 30, 2020 and December 31, 2019 is as follows (continued):

		December 31, 2019
		Finance and insurance	Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,461,379	-	-	-	-	-	489,182	-	12,950,561
Retail		-	-	-	-	-	-	-	152,840,826	152,840,826
Government/Public sector/Central bank		19,342,308	-	-	2,295	-	-	116,964	-	19,461,567
Corporations		9,456,194	44,781,794	17,004,407	30,029,000	3,485,602	6,003,383	29,958,239	-	140,718,619
Card receivable		39,003	212,863	170,873	49,000	41,664	23,397	22,427,544	149,920	23,114,264
		41,298,884	44,994,657	17,175,280	30,080,295	3,527,266	6,026,780	52,991,929	152,990,746	349,085,837
Due from banks and loans at FVTPL:
Banks		897,525	-	-	-	-	-	-	-	897,525
Corporations		1,301,066	505,198	120,636	7,872	3,500	900	215,649	-	2,154,821
		2,198,591	505,198	120,636	7,872	3,500	900	215,649	-	3,052,346
Securities at fair value through profit or loss		29,826,338	2,466,874	1,112,688	350,720	262,183	75,152	14,418,902	-	48,512,857
Securities at fair value through other comprehensive income		28,673,958	3,500,514	673,614	807,274	1,164,947	12,889	23,739,898	-	58,573,094
Securities at amortized cost		9,930,409	49,876	-	884,072	1,076,086	-	33,641,622	-	45,582,065
	~~W~~	111,928,180	51,517,119	19,082,218	32,130,233	6,033,982	6,115,721	125,008,000	152,990,746	504,806,199

(*)The composition details by industry are net book value less allowances.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(c) Market risk

i) Market risk management from trading positions

i-1) Concept of Market risk

Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks.

i-2) Market risk Management Method

The basic principle of market risk management in the trading sector is to maintain the maximum possible loss due to market risk within a certain level. To this end, the Group sets and operates VaR limits, investment limits, position limits, sensitivity limits, loss limits, etc. from the portfolio to individual desks. These limits are managed daily by the department in charge of risk management, independent from the operating department.

Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System (TRMS), and Shinhan Bank and Shinhan Financial Investment use their own internal model market risk calculation system.

Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.

Shinhan Bank measures the market risk of linear products, such as stocks and bonds, as well as non-linear products, such as options by applying historical simulation method of 99% confidence level-based VaR. Trading position data is automatically interfaced into measurement system, and the system conducts VaR measurement and manages the limit. In addition, the Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.

Shinhan Investment measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear products, such as options, in details. In addition to the VaR limit, the Shinhan Investment sets and manages issuance and transaction limit, and stop-loss limit for each department.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(c) Market risk (continued)

ii) Interest rate risk management from non-trading positions

ii-1) Principle

Interest rate risk refers to the possibility of a decrease in net interest income or in net asset value that occurs when interest rates fluctuate unfavorably from the Group's financial position. Through the interest rate risk management, changes in net interest income or net asset value arising from changes on interest rate are anticipated by early forecasting changes in interest rate risks related to net interest income and net asset value.

ii-2) Managements

Shinhan Financial Group's major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

One of the key indicators of managing interest rate risk is the Earnings at Risk (EaR) from an earning perspective and the Value at Risk (VaR) from an economic value perspective. Interest rate VaR represents the maximum anticipated loss in a net present value calculation, whereas interest rate EaR represents the maximum anticipated loss in a net earnings calculation for the immediately following one-year period, in each case, as a result of negative movements in interest rates.

The precision of risk management system differs by each subsidiary. Interest rate VaR and interest rate EaR are measured by internal method or IRRBB (Interest Rate Risk In The Banking Book), and interest rate risk limits are set and monitored based on the interest rate VaR. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the IRRBB based Basel III, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behaviour models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock.  By the parallel up shock and parallel down shock, the interest rate VaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario was applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB. ((KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp) In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as △ EVE (Economic Value of Equity) and △ NII (Net Interest Income), respectively.

Since impacts of each subsidiary on changes of interest rates are differentiated by portfolios, the Group is preparing to respond proactively while monitoring the financial market and regulatory environment, and making efforts to hedge or reduce interest rate risk. In addition, the subsidiaries conduct the crisis analysis on changes in market interest rates and report it to management and the Group.

In particular, through its ALM (Asset and Liability Management) system, Shinhan Bank measures and manages its interest rate risk based on various analytical measures such as interest rate gap, duration gap and NPV (Net Present Value) and NII (Net Interest Income) simulations, and monitors on a monthly basis its interest rate VaR limits, interest rate EaR (Earnings at Risk) limits and interest rate gap ratio limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(c) Market risk (continued)

iii) Foreign exchange risk

Exposure to foreign exchange risk can be defined as the difference (net position) between assets and liabilities presented in foreign currency, including derivative financial instruments linked to foreign exchange rate. Foreign exchange risk is a factor that causes market risk of the trading position and is managed by the Group under the market risk management system.

The management of Shinhan Bank’s foreign exchange position is centralized at the FX & Derivatives Department.  Dealers in the FX & Derivatives Department manage Shinhan Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

(d) Liquidity risk

Liquidity risk refers to the risk of unexpected losses (such as the disposal of abnormal assets, the procurement of high interest rates, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.

Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to pre-emptively and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.

Shinhan Bank applies the following basic principles for liquidity risk management:

- Raise funding in sufficient amounts, at the optimal time at reasonable costs;

- Maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

- Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

- Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

- Conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

- Consider liquidity-related costs, benefits of and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card sets and operates a level that can withstand a 3-month credit crunch for end-of-month liquidity. The Company defines and manages the level of caution, anxiety and risk for the real-life liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings. A contingency plan has been established to prepare for a crisis.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

Contractual maturities for financial instruments including cash flows of principal and interest and off balance as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	178,117,974	39,030,571	36,519,838	50,302,287	15,727,564	3,013,217	322,711,451
Financial liabilities at FVTPL		1,272,920	677	1,597	8,908	20,709	-	1,304,811
Borrowings		12,822,444	2,913,754	4,517,495	4,239,791	9,878,989	4,096,140	38,468,613
Debt securities issued		6,570,899	4,390,539	7,042,635	10,625,694	41,891,607	6,976,069	77,497,443
Financial liabilities designated at FVTPL		568,081	1,328,252	536,574	655,130	5,728,334	989,264	9,805,635
Other financial liabilities		31,835,229	114,855	137,026	438,284	617,414	104,845	33,247,653
		231,187,547	47,778,648	48,755,165	66,270,094	73,864,617	15,179,535	483,035,606
Off balance (*4):
Finance guarantee contracts		4,618,328	-	-	-	-	-	4,618,328
Loan commitments and other		188,210,735	-	-	-	-	-	188,210,735
		192,829,063	-	-	-	-	-	192,829,063

Derivatives:
Net and gross settlement of derivatives		217,232	16,874	46,624	69,700	218,736	176,096	745,262

		December 31, 2019
		Less than 1 month(*3)	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Liabilities:
Deposits (*2)	~~W~~	149,773,324	31,415,213	38,077,790	61,746,589	14,972,484	3,590,916	299,576,316
Financial liabilities at FVTPL		1,558,186	1,096	12,095	17,997	48,609	-	1,637,983
Borrowings		15,314,322	3,690,803	3,608,178	4,028,183	5,244,109	3,002,243	34,887,838
Debt securities issued		5,367,601	4,370,308	4,876,333	8,945,916	49,804,651	6,467,621	79,832,430
Financial liabilities designated at FVTPL		487,743	110,965	678,041	1,651,198	5,414,944	1,066,565	9,409,456
Other financial liabilities		23,504,746	118,689	253,779	510,768	416,868	3,449,392	28,254,242
		196,005,922	39,707,074	47,506,216	76,900,651	75,901,665	17,576,737	453,598,265
Off balance (*4):
Finance guarantee contracts		4,698,558	-	-	-	-	-	4,698,558
Loan commitments and other		178,516,047	-	-	-	-	-	178,516,047
		183,214,605	-	-	-	-	-	183,214,605

Derivatives:
Net and gross settlement of derivatives		407,885	9,640	34,228	18,196	160,292	176,976	807,217

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(d) Liquidity risk (continued)

(*1) The amounts include cash flows of principal and interest on financial instruments.

(*2) Demand deposits amounting to ~~W~~142,266,015 million and ~~W~~116,282,706 million as of September 30, 2020 and December 31, 2019 are included in the ‘Less than 1 month’ category, respectively.

(*3) Financial instruments held for trading measured at market price are classified as ‘Less than 1 month’.

(*4) Financial guarantees such as financial guarantee contracts and loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests payment.

(e) Capital risk management

In accordance with the "Financial Holding Company Act", the Group is required to maintain a minimum consolidated equity capital ratio (hereinafter referred to as “Basel III capital ratio”) of 8.0%. With the implementation of the tightened Basel III capital regulation from 2016, the BIS capital ratio, which should be additionally maintained to increase the loss absorption capacity, has been raised to a maximum of 14%. Based on the existing minimum compliance ratio plus capital preservation capital (2.5%p), domestic systemically important banks (D-SIB) capital (1.0%p) and economic response capital (2.5%p), business response capital can be charged up to 2.5%p for credit expansion.

As of September 30, 2020, the “BIS capital ratio”, which should be additionally maintained in order to increase loss absorption capacity, is 11.5%, which is based on capital conservation capital (2.5%p), D-SIB capital (1.0%p) and economic response capital (0%p).

Basel III capital ratio is the concept of 'International Agreement on the Measurement and Standards of Equity Capital' of the Basel Bank Supervisory Commission of BIS (International Settlement Bank). It is calculated as '(common stock capital (after deduction of deductions) + other basic capital + supplementary capital) ÷ risk weighted assets'.

The capital of common stock can be the first to make up for the loss of the financial holding company. The capital of common stock consists of capital stock, capital reserve, retained earnings and other, which will not be redeemed until the liquidation and will be redeemed at the last during the liquidation. Other basic capital consists of capital securities that meet certain requirements as capital of permanent nature. Complementary capital is capital that can compensate for losses of financial holding companies during liquidation, and consists of capital securities, etc. that meet certain requirements. The deduction items are those held by the Group as assets or capital items, but do not contribute to the ability to absorb losses.

As of September 30, 2020, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS Equity Capital Regulation System.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value

The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.

If the market for a financial instrument is not active, such as OTC (Over The Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses various valuation techniques and is setting rational assumptions based on the present market situations.

Such valuation techniques may include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value of the interest rate swap is calculated as the present value of the expected future cash flows. Also, the fair value of the foreign exchange forward contract is calculated by applying the advanced rate of exchange at the end of the reporting period.

The Group classifies and discloses fair value of financial instruments into the following three-level hierarchy:

-	Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1.
-	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.
-	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value

i-1) The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Level 1	Level 2	Level 3	Total

Dues from banks measured at FVTPL	~~W~~	-	-	89,258	89,258
Loan receivables at FVTPL		-	730,312	1,775,929	2,506,241
Securities at FVTPL:
Debt securities and other securities		7,072,118	37,606,556	8,768,661	53,447,335
Equity securities		718,169	191,928	819,333	1,729,430
Gold/Silver deposits		171,351	-	-	171,351
Derivatives assets:
Trading		71,033	2,219,735	417,944	2,708,712
Hedging		-	469,289	2,585	471,874
Securities measured at FVOCI:
Debt securities		15,707,309	39,819,365	35,425	55,562,099
Equity securities		185,554	50,233	644,582	880,369
	~~W~~	23,925,534	81,087,418	12,553,717	117,566,669
Financial liabilities at FVTPL:
Securities sold	~~W~~	748,741	-	-	748,741
Gold/Silver deposits		554,534	-	-	554,534
Financial liabilities designated at FVTPL:
Derivatives-combined securities		-	684,663	9,120,972	9,805,635
Derivative liabilities
Trading		251,166	2,178,030	128,113	2,557,309
Hedging		-	148,374	79,032	227,406
	~~W~~	1,554,441	3,011,067	9,328,117	13,893,625

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-1) The fair value hierarchy of financial assets presented at their fair values in the statements of financial position as of September 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Financial assets
Due from banks measured at FVTPL	~~W~~	-	66,870	830,655	897,525
Loan receivables measured at FVTPL		-	686,446	1,468,375	2,154,821
Securities at FVTPL:
Debt securities and other securities		6,304,161	33,145,583	8,951,398	48,401,142
Equity securities		890,714	195,395	511,831	1,597,940
Gold/Silver deposits		111,715	-	-	111,715
Derivative assets
Trading		35,711	2,088,307	462,050	2,586,068
Hedging		-	240,430	2,776	243,206
Securities measured at FVOCI:
Debt securities		16,892,704	41,645,124	35,266	58,573,094
Equity securities		183,107	-	624,852	807,959
	~~W~~	24,418,112	78,068,155	12,887,203	115,373,470
Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,164,697	-	-	1,164,697
Gold/Silver deposits		467,760	-	-	467,760
Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		-	897,967	8,511,489	9,409,456
Derivative liabilities:
Trading		46,854	1,834,930	119,220	2,001,004
Hedging		-	112,258	189,750	302,008
	~~W~~	1,679,311	2,845,155	8,820,459	13,344,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-2) Financial instruments classified as Level 3

The Group uses the value assessed by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

	September 30, 2020
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856
Recognized in total comprehensive income for the period:
Recognized in profit (loss) for the period (*1)		125,874	471	138,437	(198,431)
Recognized in other comprehensive income (loss) for the period		61,896	(14,457)	(26)	-
		187,770	(13,986)	138,411	(198,431)
Purchase		3,955,477	33,875	-	1,633
Issue		-	-	(6,388,441)	(1,861)
Settlement		(4,216,224)	-	5,640,547	255,359
Reclassification (*3)		(359,096)	-	-	-
Transfer to level3 (*2)		146,409	-	-	792
Transfer from level3 (*2)		(23,967)	-	-	36
Business combination		553	-	-	-
Ending balance	~~W~~	11,453,181	680,007	(9,120,972)	213,384

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

The Group uses the value assessed by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Financial asset at fair value through profit or loss	Securities at fair value through other comprehensive income	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
Beginning balance	~~W~~	7,122,565	550,505	(6,833,737)	(526,223)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year(*1)		61,738	1,461	(826,594)	591,332
Recognized in other comprehensive income (loss) for the year		125,037	34,716	(13,654)	-
		186,775	36,177	(840,248)	591,332
Purchase		5,941,978	103,564	-	2,221
Issue		-	-	(8,821,680)	-
Settlement		(2,332,781)	(22,842)	7,984,176	88,312
Reclassification		-	(7,286)	-	-
Transfer to level3(*2)		162,906	-	-	248
Transfer from level3(*2)		(27,075)	-	-	(34)
Business combination		707,891	-	-	-
Ending balance	~~W~~	11,762,259	660,118	(8,511,489)	155,856

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2020 is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

		September 30, 2020
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net loss on financial assets at fair value through profit or loss	~~W~~	(123,225)	(235,856)
Net gain on financial liabilities designated at fair value through profit or loss		138,437	358,323
Net gain on securities at fair value through other comprehensive income		471	(638)
Other operating income		50,668	50,711
	~~W~~	66,351	172,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

The Group uses the evaluated values obtained by the external independent and qualified evaluators or internal evaluation models to determine the fair value of assets of the Group at the end of each reporting period. Changes in carrying values of financial instruments classified as Level 3 for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

(*1) Recognized profit or loss of the changes in carrying value of financial instruments classified as Level 3 for the nine-month period ended September 30, 2019, is included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows (continued):

		September 30, 2019
		Amounts recognized in profit or loss	Recognized profit or loss from the financial instruments held as of September 30
Net gain on financial assets at fair value through profit or loss	~~W~~	580,794	129,425
Net loss on financial liabilities designated at fair value through profit or loss		(678,781)	(40,627)
Net gain on securities at fair value through other comprehensive income		2,766	2,496
Other operating income		135,962	135,968
	~~W~~	40,741	227,262

(*2) The equity securities have shifted between levels as the availability of observable market data has changed due to suspension of transactions. The derivatives have shifted between levels due to changes in the availability of observable market data due to changes in valuation methods.

(*3) Replaced to investment in associates

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2020 and December 31, 2019 are as follows:

September 30, 2020
Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF	Debt securities	~~W~~	38,336,868	Discount rate, interest rates, stock price, etc.
	NAV	Equity securities		191,928	Price of underlying assets
				38,528,796
Derivative assets	Option model, DCF	Trading		2,219,735	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		469,289
				2,689,024
Securities at fair value through other comprehensive income	DCF	Debt securities		39,819,365	Discount rate, interest rate, etc. Price of underlying assets
	NAV	Equity securities		50,233
				39,869,598
			~~W~~	81,087,418
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF	Combined instrument	~~W~~	684,663	Discount rate
Derivative liabilities	Option model, DCF	Trading		2,178,030	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		148,374
				2,326,404
			~~W~~	3,011,067

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-1) Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of September 30, 2020 and December 31, 2019 are as follows (continued):

December 31, 2019
Type of financial instrument	Valuation technique	Type		Carrying value	Significant inputs
Assets
Financial asset at fair value through profit or loss	DCF	Debt securities	~~W~~	33,898,899	Discount rate, interest rates, stock price, etc.
	NAV	Equity securities		195,395	Price of underlying assets
				34,094,294
Derivative assets	Option model, DCF	Trading		2,088,307	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		240,430
				2,328,737
Securities at fair value through other comprehensive income	DCF	Debt securities		41,645,124	Discount rate, interest rate, etc.
			~~W~~	78,068,155
Liabilities
Financial liabilities designated at fair value through profit or loss	DCF	Combined instrument	~~W~~	897,967	Discount rate
Derivative liabilities	Option model, DCF	Trading		1,834,930	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
		Hedging		112,258
				1,947,188
			~~W~~	2,845,155

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3) Valuation techniques and inputs unobservable (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2020 and December, 31 2019 are as follows :

	September 30, 2020
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model(*1), MCA	~~W~~	10,633,848	The volatility of the underlying asset Discount rate	0.00%~60.00% 1.00%~39.27%
Equity securities	DCF, NAV, Option model (*1), MCA		819,333	The volatility of the underlying asset Discount rate Correlations	1.00%~43.00% 6.02%~16.40% 6.00%~85.00%
			11,453,181
Derivative assets
Equity and foreign exchange related	Option model (*1)		85,329	The volatility of the underlying asset Correlations	4.88%~130.00% -5.00%~82.00%
Interest rates related	Option model (*1)		27,010	The volatility of the underlying asset Regression coefficient Correlations	0.48%~1.00% 1.09% 26.00%~85.00%
Credit and commodity related	Option model (*1)		308,190	The volatility of the underlying asset Correlations	1.00%~38.00% -44.00%~93.00%
			420,529

Securities at fair value through other comprehensive income
Debt securities	DCF, NAV,		35,425	The volatility of the underlying asset Discount rate Growth rate	30.90%~33.45% -0.12%~19.46% 0.00%~2.00%
Equity securities	Option model (*1), MCA		644,582
			680,007
		~~W~~	12,553,717
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	9,120,972	The volatility of the underlying asset Correlations	1.00%~103.00% -44.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		49,414	The volatility of the underlying asset Correlations	4.88%~77.00% -5.00%~79.00%
Interest rates related	Option model (*1)		117,588	The volatility of the underlying asset, Regression coefficient Correlations	0.48%~61.00% 0.80%~2.77% 21.94%~90.34%
Credit and commodity related	Option model (*1)		40,143	The volatility of the underlying asset Correlations	1.00%~103.00% -44.00%~93.00%
			207,145
		~~W~~	9,328,117

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

i-3-2) Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of September 30, 2020 and December 31, 2019 are as follows (continued):

	December 31, 2019
Type of financial instrument	Valuation technique		Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, Option model (*1)	~~W~~	11,250,428	The volatility of the underlying asset Discount rate	0.00%~46.36% 1.14%~30.70%
Equity securities	DCF, NAV		511,831	The volatility of the underlying asset Correlations Discount rate	1.00%~43.00% 5.00%~88.00% 5.06%~15.42%
			11,762,259
Derivative assets
Equity and foreign exchange related	Option model (*1)		145,011	The volatility of the underlying asset Correlations	1.51%~56.00% -42.00%~82.00%
Interest rates related	Option model (*1)		30,983	The volatility of the underlying asset Regression coefficient Correlations	0.50%~0.67% 1.30%~1.57% 59.53%
Credit and commodity related	Option model (*1)		288,832	The volatility of the underlying asset Correlations	0.00%~39.00% 0.00%~93.00%
			464,826

Securities at fair value through other comprehensive income
Debt securities	DCF,		35,266	Discount rate Growth rate	7.78%~19.32% 0.00%~2.00%
Equity securities	NAV		624,852
			660,118
		~~W~~	12,887,203
Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	8,511,489	The volatility of the underlying asset Correlations	0.00%~140.00% -46.00%~93.00%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		30,412	The volatility of the underlying asset Correlations	0.00%~140.00% 0.00%~78.00%
Interest rates related	Option model (*1)		213,170	The volatility of the underlying asset, Regression coefficient Correlations	0.00%~55.00% 1.30%~2.77% 45.06%~90.34%
Credit and commodity related	Option model (*1)		65,388	The volatility of the underlying asset Correlations	0.00%~109.00% -46.00%~93.00%
			308,970
		~~W~~	8,820,459

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

i) Financial instruments measured at fair value (continued)

(*1) The option model used to measure the fair value of derivatives includes the Black-Scholes model, the Hull-White model, etc., and some products are subject to Monte Carlo simulation, depending on the product type.

(*2) The Group does not disclose the valuation techniques and inputs relating to items for which the carrying amount is disclosed at fair value because the carrying amount is considered a reasonable approximation of fair value.

i-4) Sensitivity analysis for change in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of September 30, 2020 and December 31, 2019.

		September 30, 2020
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss (*1):
Securities at fair value through profit or loss	~~W~~	41,068	(36,744)
Derivative assets		18,918	(18,861)
Effects on other comprehensive income :
Securities at fair value through other comprehensive income (*2)		35,148	(27,281)
	~~W~~	95,134	(82,886)
Financial liabilities:
Effects on profit or loss (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	90,361	(100,952)
Derivative liabilities		45,288	(52,910)
	~~W~~	135,649	(153,862)

		December 31, 2019
		Favorable changes	Unfavorable changes
Financial assets:
Effects on profit or loss (*1):
Securities at fair value through profit or loss	~~W~~	44,108	(23,618)
Derivative assets		24,792	(22,184)
Effects on other comprehensive income :
Securities at fair value through other comprehensive income(*2)		36,258	(22,183)
	~~W~~	105,158	(67,985)
Financial liabilities:
Effects on profit or loss (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	55,224	(53,294)
Derivative liabilities		16,830	(22,535)
	~~W~~	72,054	(75,829)

(*1) Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset

(-10~10%) or correlations (-10~10%).

(*2) Fair value changes are calculated by increasing or decreasing discount rate (-1~1%) or growth rate (0~1%).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost

ii-1) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks

The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying value approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.
Securities measured at amortized cost	The latest minimum price between the Korea Asset Pricing’s valuation, and KIS Pricing’s is used as a fair value.
Deposits and borrowings

The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued

Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Other financial assets and other financial liabilities

The carrying amounts are measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-2) The carrying value and the fair value of financial instruments measured at amortized cost as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020		December 31, 2019
		Carrying value	Fair value	Carrying value	Fair value
Assets:

Deposits measured at amortized cost	~~W~~	27,871,859	27,885,316	25,840,858	25,852,497

Loans measured at amortized cost
Retails		141,155,144	142,131,723	134,510,282	135,620,862
Corporations		178,210,025	178,621,979	159,560,873	160,818,205
Public and other funding loans		4,016,789	4,022,768	3,427,855	3,446,485
Loans between banks		6,746,682	6,755,871	2,629,999	2,644,603
Credit card		22,628,912	23,000,571	23,115,970	23,489,180

Securities measured at amortized cost
Government bonds		31,503,727	34,029,348	30,385,084	32,242,339
Financial institution bonds		3,948,823	4,131,207	4,770,204	4,882,081
Corporation bonds		11,652,363	12,297,825	10,426,777	10,878,059
Other financial assets		20,590,642	20,588,693	17,477,778	17,493,331
	~~W~~	448,324,966	453,465,301	412,145,680	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	142,266,016	142,266,016	116,282,707	116,282,707
Time deposits		156,577,291	156,834,053	158,427,447	158,478,949
Certificate of deposit		7,410,933	7,438,246	9,707,791	9,714,806
Issued bill deposit		5,991,632	5,991,554	4,579,587	4,579,425
CMA deposits		3,755,228	3,755,228	3,987,372	3,987,372
Other		3,156,688	3,157,372	1,889,352	1,889,700

Borrowing debts:
Call-money		680,156	680,156	712,247	712,247
Bills sold		7,391	7,384	19,070	19,035
Bonds sold under repurchase agreements		10,904,265	10,904,265	9,089,736	9,089,736
Borrowings		26,836,196	27,014,784	25,042,103	25,205,292

Debts:
Borrowings in Korean won		62,619,854	63,727,166	64,717,212	65,322,413
Borrowings in foreign currency		11,466,959	11,580,179	10,646,152	10,783,027

Other financial liabilities		35,427,607	35,438,706	28,231,911	27,949,306
	~~W~~	467,100,216	468,795,109	433,332,687	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	608,580	26,472,956	803,780	27,885,316

Loans measured at amortized cost:
Retails		-	-	142,131,723	142,131,723
Corporations		-	-	178,621,979	178,621,979
Public and other funding loans		-	-	4,022,768	4,022,768
Loans between banks		-	3,459,249	3,296,622	6,755,871
Credit card		-	-	23,000,571	23,000,571

Securities measured at amortized cost:
Government bonds		22,287,752	11,741,596	-	34,029,348
Financial institution bonds		1,123,102	3,008,105	-	4,131,207
Corporation bonds		-	12,211,035	86,790	12,297,825

Other financial assets		-	10,840,570	9,748,123	20,588,693
	~~W~~	24,019,434	67,733,511	361,712,356	453,465,301
Deposit liabilities:
Demand deposits	~~W~~	-	142,266,016	-	142,266,016
Time deposits		-	-	156,834,053	156,834,053
Certificate of deposit		-	-	7,438,246	7,438,246
Issued bill deposit		-	-	5,991,554	5,991,554
CMA deposits		-	3,755,228	-	3,755,228
Other		-	2,997,472	159,900	3,157,372

Borrowing debts:
Call-money		-	680,156	-	680,156
Bills sold		-	-	7,384	7,384
Bonds sold under repurchase agreements		-	-	10,904,265	10,904,265
Borrowings		-	289,399	26,725,385	27,014,784

Debts:
Borrowings in Korean won		-	33,841,984	29,885,182	63,727,166
Borrowings in foreign currency		-	8,598,998	2,981,181	11,580,179

Other financial liabilities		-	14,545,790	20,892,916	35,438,706
	~~W~~	-	206,975,043	261,820,066	468,795,109

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(f) Measurement of fair value (continued)

ii) Financial instruments measured at amortized cost (continued)

ii-3) The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of September 30, 2020 and December 31, 2019 are as follows(continued):

		December 31, 2019
		Level 1	Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	3,133,425	22,149,706	569,366	25,852,497

Loans measured at amortized cost
Retails		-	-	135,620,862	135,620,862
Corporations		108	-	160,818,097	160,818,205
Public and other funding loans		-	-	3,446,485	3,446,485
Loans between banks		-	960,827	1,683,776	2,644,603
Credit card		-	-	23,489,180	23,489,180

Securities measured at amortized cost:
Government bonds		20,524,820	11,717,519	-	32,242,339
Financial institution bonds		2,252,484	2,629,597	-	4,882,081
Corporation bonds		-	10,792,000	86,059	10,878,059

Other financial assets		526,813	10,813,821	6,152,697	17,493,331
	~~W~~	26,437,650	59,063,470	331,866,522	417,367,642
Deposit liabilities:
Demand deposits	~~W~~	1,053,963	115,216,336	12,408	116,282,707
Time deposits		-	-	158,478,949	158,478,949
Certificate of deposit		-	-	9,714,806	9,714,806
Issued bill deposit		-	-	4,579,425	4,579,425
CMA deposits		-	3,987,372	-	3,987,372
Other		1,747,509	-	142,191	1,889,700

Borrowing debts:
Call-money		174,000	538,247	-	712,247
Bills sold		-	-	19,035	19,035
Bonds sold under repurchase agreements		6,734,162	-	2,355,574	9,089,736
Borrowings		-	-	25,205,292	25,205,292

Debts:
Borrowings in Korean won		-	43,747,553	21,574,860	65,322,413
Borrowings in foreign currency		-	7,535,065	3,247,962	10,783,027
Other financial liabilities		526,685	7,932,723	19,489,898	27,949,306
	~~W~~	10,236,319	178,957,296	244,820,400	434,014,015

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4.(f) Measurement of fair value. The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	29,582,053	-	29,582,053
Due from banks at fair value through profit or loss		89,258	-	-	-	89,258
Securities at fair value through profit or loss		55,348,116	-	-	-	55,348,116
Derivatives		2,708,712	-	-	471,874	3,180,586
Loans at fair value through profit or loss		2,506,241	-	-	-	2,506,241
Loans at amortized cost		-	-	352,757,552	-	352,757,552
Securities at fair value through other comprehensive income		-	56,442,468	-	-	56,442,468
Securities at amortized cost		-	-	47,104,913	-	47,104,913
Other financial assets		-	-	20,590,642	-	20,590,642
	~~W~~	60,652,327	56,442,468	450,035,160	471,874	567,601,829

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2020 and December 31, 2019 are as follows (continued):

		September 30, 2020
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	319,157,788	-	319,157,788
Financial liabilities at fair value through profit or loss		1,303,275	-	-	-	1,303,275
Financial liabilities designated at FVTPL		-	9,805,635	-	-	9,805,635
Derivatives		2,557,309	-	-	227,406	2,784,715
Borrowings		-	-	38,428,008	-	38,428,008
Debt securities issued		-	-	74,086,813	-	74,086,813
Other financial liabilities		-	-	35,427,607	-	35,427,607
	~~W~~	3,860,584	9,805,635	467,100,216	227,406	480,993,841

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		FVTPL	FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	-	-	28,423,744	-	28,423,744
Due from banks at fair value through profit or loss		897,525	-	-	-	897,525
Securities at fair value through profit or loss		50,110,797	-	-	-	50,110,797
Derivatives assets		2,586,068	-	-	243,206	2,829,274
Loans at fair value through profit or loss		2,154,821	-	-	-	2,154,821
Loans at amortized cost		-	-	323,244,979	-	323,244,979
Securities at fair value through other comprehensive income		-	59,381,053	-	-	59,381,053
Securities at amortized cost		-	-	45,582,065	-	45,582,065
Other financial assets		-	-	17,477,778	-	17,477,778
	~~W~~	55,749,211	59,381,053	414,728,566	243,206	530,102,036

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

4.  Financial risk management (continued)

(g) Classification by categories of financial instruments (continued)

The carrying amounts of each category of financial assets and financial liabilities as of September 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		FVTPL	FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	-	-	294,874,256	-	294,874,256
Financial liabilities at fair value through profit or loss		1,632,457	-	-	-	1,632,457
Financial liabilities designated at FVTPL		-	9,409,456	-	-	9,409,456
Derivatives liabilities		2,001,004	-	-	302,008	2,303,012
Borrowings		-	-	34,863,156	-	34,863,156
Debt securities issued		-	-	75,363,364	-	75,363,364
Other financial liabilities		-	-	28,231,911	-	28,231,911
	~~W~~	3,633,461	9,409,456	433,332,687	302,008	446,677,612

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

5. Change in subsidiaries

(a) Major subsidiaries included in or excluded from the consolidated financial statements for the nine-month period ended September 30, 2020 are as follows.

	Company	Description
Included	Neoplux Co., Ltd.	Newly acquired subsidiary
Included	SBJDNX	Newly invested subsidiary
Included	Shinhan Financial Plus	Newly invested subsidiary
Excluded	Shinhan Asia Ltd.	Liquidation

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

(b) Major consolidated subsidiaries included in the consolidated financial statements for the year ended December 31, 2019 are as follows.

	Company	Description
Included	Orange Life Insurance Co., Ltd.	Newly acquired subsidiary
	Asia Trust Co., Ltd.	Newly acquired subsidiary
	Prudential Vietnam Finance	Newly acquired subsidiary
	Shinhan AI Co., Ltd.	Newly invested subsidiary

(*) Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

6. Operating segments

(a) Segment information

Segment	Description

Banking	Credit to customers, lending to and receiving deposits from customers, and their accompanying work
Credit card	Sales of credit cards, cash services, card loan services and their accompanying work
Securities	Securities trading, consignment trading, underwriting and their accompanying work
Life insurance	Life insurance business and its accompanying work
Others	Business segments that do not belong to the above segments, such as leasing, rental, collection of bonds, assets management and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

6. Operating segments (continued)

(b) The following tables provide information of income and expense for each operating segment for the nine-month period ended September 30, 2020 and 2019.

		September 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	4,510,897	1,310,998	376,479	1,207,081	120,384	(163,625)	7,362,214
Net fees and commission income		608,406	372,938	388,818	121,139	264,846	(1,134)	1,755,013
Reversal of (provision for) credit loss allowance		(526,209)	(356,595)	(110,127)	(9,504)	(28,542)	1,423	(1,029,554)
General and administrative expenses		(2,281,169)	(529,309)	(412,139)	(324,371)	(260,931)	82,510	(3,725,409)
Other income (expense)		(52,489)	(73,021)	(33,533)	(520,866)	171,343	127,082	(381,484)
Operating income		2,259,436	725,011	209,498	473,479	267,100	46,256	3,980,780
Equity method income (loss)		(2,944)	-	28,655	(1,082)	25,922	41,101	91,652
Income tax expense		573,129	187,851	61,386	134,564	77,205	26,245	1,060,380
Profit for the period	~~W~~	1,708,117	542,519	184,419	384,576	214,276	(25,220)	3,008,687
Controlling interest	~~W~~	1,707,825	543,180	184,608	384,576	214,277	(84,264)	2,950,202
Non-controlling interests		292	(661)	(189)	-	(1)	59,044	58,485

		September 30, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net interest income	~~W~~	4,482,201	1,302,383	321,674	1,232,278	90,061	(175,537)	7,253,060
Net fees and commission income		722,193	310,908	264,856	131,842	192,859	(3,183)	1,619,475
Reversal of (provision for) credit loss allowance		(343,917)	(431,784)	4,961	(4,318)	(13,671)	(2,619)	(791,348)
General and administrative expenses		(2,238,904)	(511,675)	(378,763)	(328,802)	(228,721)	56,491	(3,630,374)
Other income (expense)		(86,810)	(19,094)	11,358	(569,104)	112,675	237,677	(313,298)
Operating income		2,534,763	650,738	224,086	461,896	153,203	112,829	4,137,515
Equity method income (loss)		(1,256)	-	17,129	(1,013)	8,405	7,426	30,691
Income tax expense		608,801	165,656	58,932	138,193	52,959	43,534	1,068,075
Profit for the period	~~W~~	1,922,289	486,314	202,049	321,342	106,240	46,585	3,084,819
Controlling interest	~~W~~	1,922,075	486,248	202,099	321,342	106,241	(142,022)	2,895,983
Non-controlling interests		214	66	(50)	-	(1)	188,607	188,836

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

6. Operating segments (continued)

(c) The following tables provide information of net interest income (expense) of each operating segment for the nine-month period ended September 30, 2020 and 2019.

		September 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	4,510,239	1,347,424	380,355	1,204,221	85,683	(165,708)	7,362,214
Internal transactions		658	(36,426)	(3,876)	2,860	34,701	2,083	-
	~~W~~	4,510,897	1,310,998	376,479	1,207,081	120,384	(163,625)	7,362,214

(*) The consolidated adjustment amount for interest income from external customers is the amount that occurs as a result of fair value evaluation of securities, etc., when processing business combination accounting.

		September 30, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment(*)	Total
Net interest income from:
External customers (*)	~~W~~	4,485,730	1,321,569	316,923	1,233,995	71,289	(176,446)	7,253,060
Internal transactions		(3,529)	(19,186)	4,751	(1,717)	18,772	909	-
	~~W~~	4,482,201	1,302,383	321,674	1,232,278	90,061	(175,537)	7,253,060

(*) The consolidated adjustment amount for interest income from external customers is the amount that occurs as a result of fair value evaluation of securities, etc., when processing business combination accounting.

(d) The following tables provide information of net fees and commission income (expense) of each operating segment for the nine-month period ended September 30, 2020 and 2019.

		September 30, 2020
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	636,005	406,009	395,263	129,801	187,935	-	1,755,013
Internal transactions		(27,599)	(33,071)	(6,445)	(8,662)	76,911	(1,134)	-
	~~W~~	608,406	372,938	388,818	121,139	264,846	(1,134)	1,755,013

		September 30, 2019
		Banking	Credit card	Securities	Life insurance	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	739,285	334,565	272,635	137,306	135,684	-	1,619,475
Internal transactions		(17,092)	(23,657)	(7,779)	(5,464)	57,175	(3,183)	-
	~~W~~	722,193	310,908	264,856	131,842	192,859	(3,183)	1,619,475

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

7. Cash and due from banks at amortized cost

Restricted due from banks according to the Banking Act and other related laws as of September 30, 2020 and December 31, 2019 is as follows:

		September 30, 2020	December 31, 2019	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	10,874,561	13,840,988	Article 55 of the Bank of Korea Act
Other		3,783,021	1,081,698	Article 28 and 70 of the Bank of Korea Act, Article 74 of the Capital Markets and Financial Investment Business Act, etc.
		14,657,582	14,922,686

Deposits denominated in foreign currency		2,483,849	1,584,239	Article of the Bank of Korea Act, New York State Banking Act, derivatives, etc.
	~~W~~	17,141,431	16,506,925

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

8. Financial assets at fair value through profit or loss

(a) Financial assets at fair value through profit or loss as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Debt instruments:
Governments	~~W~~	4,670,585	2,873,419
Financial institutions		13,259,588	12,711,074
Corporations		8,455,637	8,541,514
Stocks with put option		652,306	598,858
Equity investment with put option		1,749,360	1,458,933
Beneficiary certificates		12,009,879	10,678,620
Commercial papers		5,955,530	5,160,063
CMA		3,403,132	3,723,401
Others(*)		3,291,318	2,655,260
		53,447,335	48,401,142

Equity instruments:
Stocks		1,619,334	1,488,743
Equity investment		661	-
Others		109,435	109,197
		1,729,430	1,597,940
		55,176,765	49,999,082
Other:
Loans at fair value		2,506,241	2,154,821
Due from banks at fair value		89,258	897,525
Gold/silver deposits		171,351	111,715
	~~W~~	57,943,615	53,163,143

(*) Restricted reserves for claims of customers’ deposits (trusts) as of September 30, 2020 and December 31, 2019 are ~~W~~1,615,304 million and ~~W~~ 1,103,050 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

8.  Financial assets at fair value through profit or loss (continued)

(b) Financial assets to which overlay approach were applied in accordance with Korean IFRS No. 1109 ‘Financial Instruments’ and Korean IFRS No. 1104 ‘Insurance Contracts’ as of September 30, 2020 and December 31, 2019 are as follows :

		September 30, 2020	December 31, 2019

Due from banks at fair value through profit or loss	~~W~~	89,258	897,525
Securities at fair value through profit or loss		5,233,635	5,139,380
	~~W~~	5,322,893	6,036,905

A financial asset is eligible for designation for the overlay approach, if it is measured at fair value through profit or loss applying Korean IFRS No.1109 but would not have been measured at fair value through profit or loss in its entirety applying Korean IFRS No.1039; and if it is not held in respect of an activity that is unconnected with contracts within the scope of Korean IFRS No.1104.

The reclassified amounts between profit or loss and other comprehensive income due to the overlay approach for the nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Profit or loss		Other comprehensive income(*)
		By Korean IFRS No. 1109	By Korean IFRS No. 1039	Amount	Tax effect
Gain or loss on valuation of financial assets at fair value through profit or loss	~~W~~	109,319	(2,916)	112,235	(29,915)
Gain or loss on disposal of financial assets at fair value through profit or loss		33,968	37,502	(3,534)	2,008
Gain or loss on foreign currency translation of financial assets at fair value through profit or loss		17	-	17	(5)
	~~W~~	143,304	34,586	108,718	(27,912)

(*) The amount of the policyholders equity adjustment for the reclassification of other comprehensive income is ~~W~~(7,247) million.

		September 30, 2019
		Profit or loss		Other comprehensive income
		By Korean IFRS No. 1109	By Korean IFRS No. 1039	Amount	Tax effect
Gain or loss on valuation of financial assets at fair value through profit or loss	~~W~~	161,736	(76,064)	237,800	(81,397)
Gain or loss on disposal of financial assets at fair value through profit or loss		39,431	30,917	8,514	(1,745)
	~~W~~	201,167	(45,147)	246,314	(83,142)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

9. Derivatives

(a) The notional amounts of derivatives as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	130,734,288	137,383,704
Currency swaps		37,097,370	40,826,444
Currency options		3,345,646	2,758,801
		171,177,304	180,968,949
Exchange traded:
Currency futures		1,115,636	1,045,138
		172,292,940	182,014,087
Interest rates related:
Over the counter:
Interest rate swaps		37,599,033	37,801,528
Interest rate options		342,172	286,000
		37,941,205	38,087,528
Exchange traded:
Interest rate futures		3,738,784	2,455,450
Interest rate swaps(*)		69,704,550	65,868,540
		73,443,334	68,323,990
		111,384,539	106,411,518
Credit related:
Over the counter:
Credit swaps		5,254,967	5,404,257

Equity related:
Over the counter:
Equity swaps and forwards		4,269,553	4,255,831
Equity options		742,761	864,038
		5,012,314	5,119,869
Exchange traded:
Equity futures		1,225,558	876,220
Equity options		4,802,199	4,039,226
		6,027,757	4,915,446
		11,040,071	10,035,315
Commodity related:
Over the counter:
Commodity swaps and forwards		746,578	758,533
Exchange traded:
Commodity futures and options		310,097	344,329
		1,056,675	1,102,862
Hedge:
Currency forwards		1,498,594	1,869,518
Currency swaps		4,345,521	4,532,114
Interest rate swaps		8,494,489	10,091,632
		14,338,604	16,493,264

	~~W~~	315,367,796	321,461,303

    (*)The amount of open interests derivatives settled at the Central Clearing Exchange

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

9. Derivatives (continued)

(b) Fair values of derivative instruments as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020		December 31, 2019
		Assets	Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,285,828	983,633	1,360,384	1,056,760
Currency swaps		529,198	494,487	473,797	519,445
Currency options		20,427	22,037	9,007	9,430
		1,835,453	1,500,157	1,843,188	1,585,635

Exchange traded:
Currency futures		24	278	-	-
		1,835,477	1,500,435	1,843,188	1,585,635

Interest rates related:
Over the counter:
Interest rate swaps		385,707	431,843	260,020	247,723
Interest rate options		2,361	4,805	835	5,626
		388,068	436,648	260,855	253,349
Exchange traded:
Interest rate futures		625	900	697	595
		388,693	437,548	261,552	253,944
Credit related:
Over the counter:
Credit swaps		306,421	38,396	283,015	38,598

Equity related:
Over the counter:
Equity swap and forwards		96,488	267,343	144,276	39,422
Equity options		1,536	21,071	4,526	9,402
		98,024	288,414	148,802	48,824
Exchange traded:
Equity futures		11,988	10,097	4,318	6,417
Equity options		53,306	228,845	28,355	29,741
		65,294	238,942	32,673	36,158
		163,318	527,356	181,475	84,982
Commodity related:
Over the counter:
Commodity swaps and forwards		9,529	42,455	14,496	27,745

Exchange traded:
Commodity futures and options		5,274	11,119	2,342	10,100
		14,803	53,574	16,838	37,845
Hedge:
Currency forwards		16,546	13,890	14,380	21,121
Currency swaps		68,159	93,537	74,240	48,396
Interest rate swaps		387,169	119,979	154,586	232,491
		471,874	227,406	243,206	302,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

~~W~~	3,180,586	2,784,715	2,829,274	2,303,012

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and nine-month periods ended September 30, 2020 and 2019

(Unaudited)

(In millions of Korean won)

9. Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three- month	Nine- month	Three-month	Nine- month
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	(52,927)	69,911	6,847	80,178
Currency swaps		66,922	59,895	(92,185)	(50,329)
Currency options		38	3,429	1,054	7,089
		14,033	133,235	(84,284)	36,938
Exchange traded:
Currency futures		(253)	(254)	(62)	-
Currency options		-	-	358	-
		(253)	(254)	296	-
		13,780	132,981	(83,988)	36,938
Interest rates related:
Over the counter:
Interest rate swaps		10,413	(84,001)	(7,445)	(10,437)
Interest rate options		(2)	(1,405)	(1,910)	(3,715)
		10,411	(85,406)	(9,355)	(14,152)
Exchange traded:
Interest rate futures		(673)	(370)	2,763	2,635
		9,738	(85,776)	(6,592)	(11,517)
Credit related:
Over the counter:
Credit swaps		(11,000)	29,469	(10,013)	(35,434)
Equity related:
Over the counter:
Equity swap and forwards		91,981	(240,773)	(86,120)	(5,158)
Equity options		(8,901)	(14,495)	553	376
		83,080	(255,268)	(85,567)	(4,782)
Exchange traded:
Equity futures		(9,582)	2,246	(3,728)	(10,558)
Equity options		47,381	84,153	(10,210)	42,484
		37,799	86,399	(13,938)	31,926
		120,879	(168,869)	(99,505)	27,144
Commodity related:
Over the counter:
Commodity swaps and forwards		8,165	(17,490)	(1,502)	287
Commodity options		-	-	8	24
		8,165	(17,490)	(1,494)	311
Exchange traded:
Commodity futures and options		(9,582)	(5,845)	(22,992)	(20,762)
		(1,417)	(23,335)	(24,486)	(20,451)
Hedge:		(14,480)	251,190	62,377	401,043
	~~W~~	117,500	135,660	(162,207)	397,723

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

9. Derivatives (continued)

(d) Nominal values and average hedge ratio for derivatives as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	113,131	1,205,797	603,445	775,331	882,663	4,914,122	8,494,489
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk:
Nominal values:		2,605,206	1,560,017	1,523,590	669,819	497,135	261,442	7,117,209
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

		December 31, 2019
		Less than 1 year	1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	750,469	704,985	717,948	1,228,424	575,481	6,114,325	10,091,632
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk:
Nominal values:		3,651,118	1,075,886	1,269,520	968,770	84,275	534,898	7,584,467
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(e) Hedge relationships affected by an interest rate index

The revised Korean IFRS requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate indicator reform. The exception assumes that when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument, the interest rate indicators that are based on the hedged item do not change due to the effect of the interest rate index reform. The nominal amount of the hedging instrument related to the interest rate index exposed to the hedging relationship due to the Group's reform of the interest rate index as of September 30, 2020 is as follows:

Interest rate index		Nominal amount(*2)
KRW 3M CD (*1)	~~W~~	3,750,000
USD 1M LIBOR		1,661,676
USD 3M LIBOR (*1)		4,295,826
EUR 1M LIBOR		270,611
EUR 3M LIBOR		297,164
EUR 6M LIBOR		2,739

(*1) Include nominal amount of the hedging instrument related to the CMS(Constant Maturity Swap) calculated based on the CD and LIBOR rate.

(*2) Include the nominal amount that will mature before the end of 2022, the transition point of LIBOR.

10. Securities at fair value through other comprehensive income and securities at amortized cost

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

(a) Securities at fair value through other comprehensive income and securities at amortized cost as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	17,956,734	17,597,910
Financial institutions bonds		19,768,528	21,527,242
Corporate bonds and others		17,836,837	19,447,942
		55,562,099	58,573,094
Equity securities(*):
Stocks		750,200	728,311
Equity investments		4,562	5,356
Others		125,607	74,292
		880,369	807,959
		56,442,468	59,381,053
Securities at amortized cost:
Debt securities:
Government bonds		31,503,727	30,385,084
Financial institutions bonds		3,948,823	4,770,204
Corporate bonds		11,652,363	10,426,777
		47,104,913	45,582,065
	~~W~~	103,547,381	104,963,118

(*) Equity securities in the above table are classified as other comprehensive income-equity securities designated as fair value items, and other comprehensive income and fair value options were exercised for the purpose of holding as required by the policy.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10. Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

		September 30, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835
Transfer to 12-month expected credit loss		30,233	(30,233)	-	-	-	-
Transfer to life time expected credit loss		(103,412)	103,412	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Acquisition		42,970,606	14,021	42,984,627	6,078,616	-	6,078,616
Disposal		(30,050,646)	(20,054)	(30,070,700)	-	-	-
Repayment		(15,727,429)	-	(15,727,429)	(4,598,247)	(23,272)	(4,621,519)
Others (*)		(191,339)	(6,154)	(197,493)	67,585	-	67,585
Ending balance	~~W~~	55,262,013	300,086	55,562,099	47,116,517	-	47,116,517

(*) Amounts due to changes in foreign exchange rates, amortization of fair value adjustments made in business combination and other.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b) Changes in carrying value of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	37,571,814	105,831	37,677,645	28,464,921	22,475	28,487,396
Transfer to 12-month expected credit loss		34,555	(34,555)	-	20,198	(20,198)	-
Transfer to life time expected credit loss		(64,928)	64,928	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Purchase		46,847,222	61,410	46,908,632	12,209,898	-	12,209,898
Disposal		(16,109,006)	(10,222)	(16,119,228)	-	-	-
Repayment		(21,129,182)	-	(21,129,182)	(6,722,560)	-	(6,722,560)
Others (*)		230,733	51,702	282,435	322,107	20,995	343,102
Business combination		10,952,792	-	10,952,792	11,273,999	-	11,273,999
Ending balance	~~W~~	58,334,000	239,094	58,573,094	45,568,563	23,272	45,591,835

(*) Amounts due to changes in foreign exchange rates, amortization of fair value adjustments made in business combination and other.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

		September 30, 2020
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	27,581	655	28,236	9,759	11	9,770
Transfer to 12-month expected credit loss		22	(22)	-	-	-	-
Transfer to life time expected credit loss		(203)	203	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provided (reversed)		3,712	338	4,050	1,812	(12)	1,800
Disposal		(7,836)	(487)	(8,323)	-	-	-
Others(*)		1,968	2	1,970	33	1	34
Ending balance	~~W~~	25,244	689	25,933	11,604	-	11,604

(*) Amounts due to restructuring, debt equity swaps and changes in foreign exchange rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c) Changes in allowance for credit loss of securities at fair value through other comprehensive income and securities at amortized cost for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Securities at fair value through other comprehensive income			Securities at amortized cost
		12-month expected credit loss	Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total

Beginning allowance	~~W~~	25,722	362	26,084	9,243	17	9,260
Transfer to 12-month expected credit loss		33	(33)	-	4,301	(4,301)	-
Transfer to life time expected credit loss		(60)	60	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-
Provision (reversal)		8,403	(2,616)	5,787	(3,752)	4,295	543
Disposal		(5,340)	(258)	(5,598)	-	-	-
Others (*)		(1,177)	3,140	1,963	(33)	-	(33)
Ending balance	~~W~~	27,581	655	28,236	9,759	11	9,770

(*) Amounts due to restructuring, debt equity swaps and changes in foreign exchange rates.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

10.  Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d) Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Three-month	Nine-month
Gain on disposal of debt securities at fair value	~~W~~	78,798	282,636
Loss on disposal of debt securities at fair value		(1,378)	(18,329)
Gain on disposal of debt securities at amortized cost (*)		-	42
Loss on disposal of debt securities at amortized cost (*)		(30)	(42)
	~~W~~	77,390	264,307

(*) The disposal of debt securities at amortized cost was due to the exercise of the early redemption option of the issuer.

		September 30, 2019
		Three-month	Nine-month
Gain on disposal of debt securities at fair value	~~W~~	71,660	133,997
Loss on disposal of debt securities at fair value		(1,012)	(3,214)
Gain on disposal of debt securities at amortized cost(*)		64	80
Loss on disposal of debt securities at amortized cost(*)		(17)	(19)
	~~W~~	70,695	130,844

(*) The disposal of debt securities at amortized cost was due to the exercise of the early redemption option of the issuer.

(e) Gain or loss on equity securities at fair value through other comprehensive income.

i) The Group recognizes dividends amounting to ~~W~~20,396 million and ~~W~~15,508 million related to equity securities at fair value through other comprehensive income for the nine-month period ended September 30, 2020 and 2019, respectively.

ii) The details of disposal of equity securities at fair value through other comprehensive income for the nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020	September 30, 2019

Fair value at the date of disposal	~~W~~	35,343	13,224
Cumulative net gain at the time of disposal		(25,940)	(10,720)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost

(a) The details of loans at amortized cost by customer as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Household loans	~~W~~	141,133,197	134,423,473
Corporate loans		179,930,879	161,029,877
Public and other loans		3,765,078	3,311,735
Loans to banks		6,754,171	2,633,532
Credit card receivables		23,549,506	24,024,491
		355,132,831	325,423,108
Discount		(22,175)	(27,824)
Deferred loan origination costs		511,919	534,530
		355,622,575	325,929,814
Less: Allowance for credit loss		(2,865,023)	(2,684,835)
	~~W~~	352,757,552	323,244,979

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost (continued)

(b) Changes in total carrying amount

Changes in loans at amortized cost and other assets for the nine-month period ended September 30, 2020 are as follows:

		September 30, 2020
		Loans at amortized cost			Other assets (*1)			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	286,765,223	37,286,614	1,877,977	43,245,002	106,517	45,965	369,327,298
Transfer to 12-month expected credit loss		9,462,748	(9,454,871)	(7,877)	16,406	(16,385)	(21)	-
Transfer to life time expected credit loss		(14,014,991)	14,054,599	(39,608)	(185,800)	185,815	(15)	-
Transfer to impaired financial asset		(402,170)	(495,215)	897,385	(1,373)	(5,335)	6,708	-
Net increase(decrease)(*2)		31,939,828	(1,395,982)	108,125	5,224,301	2,953	22,939	35,902,164
Charge off(*3)		-	-	(642,312)	-	-	(19,198)	(661,510)
Disposal		(35,001)	(246)	(281,651)	-	-	(667)	(317,565)
Business combination		-	-	-	15,982	-	-	15,982
Ending balance	~~W~~	313,715,637	39,994,899	1,912,039	48,314,518	273,565	55,711	404,266,369

(*1) Include total carrying amount of deposits measured at amortized cost and other financial assets.

(*2) The changes were due to loan, collection, debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) ~~W~~10,369,056 million are uncollected contractual principals and interests that were written off but still in process of collection.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost (continued)

(b) Changes in total carrying amount (continued)

Changes in loans at amortized cost and other assets for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Loans at amortized cost			Other assets (*1)			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	267,598,979	33,038,597	1,696,964	31,508,694	99,461	32,003	333,974,698
Transfer to 12-month expected credit loss		7,070,479	(7,060,348)	(10,131)	12,685	(12,675)	(10)	-
Transfer to life time expected credit loss		(22,683,095)	22,817,050	(133,955)	(253,546)	253,575	(29)	-
Transfer to impaired financial asset		(1,792,547)	(141,818)	1,934,365	(3,124)	(5,324)	8,448	-
Net increase(decrease)(*2)		33,829,041	(11,382,871)	(373,072)	10,746,289	(230,014)	25,245	32,614,618
Charge off(*3)		-	-	(858,722)	-	-	(29,456)	(888,178)
Disposal		(117,453)	(8,928)	(410,769)	(182,212)	(3)	(1,062)	(720,427)
Business combination		2,859,819	24,932	33,297	1,416,216	1,497	10,826	4,346,587
Ending balance	~~W~~	286,765,223	37,286,614	1,877,977	43,245,002	106,517	45,965	369,327,298

(*1) Include total carrying amount of deposits measured at amortized cost and other financial assets.

(*2) The changes were due to loan, collection, debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

(*3) ~~W~~10,155,562 million are uncollected contractual principals and interests that were written off but still in process of collection.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss

Changes in allowances for credit loss of loans at amortized cost and other assets for the nine-month period ended September 30, 2020 are as follows:

		September 30, 2020
		Loans at amortized cost			Other assets (*1)			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	734,549	995,040	955,246	33,987	7,272	37,590	2,763,684
Transfer to 12-month expected credit loss		113,516	(111,395)	(2,121)	286	(276)	(10)	-
Transfer to life time expected credit loss		(73,353)	89,017	(15,664)	(245)	252	(7)	-
Transfer to impaired financial asset		(5,700)	(38,071)	43,771	(236)	(360)	596	-
Provided (reversed)		135,870	332,822	395,885	(4,028)	103,616	24,265	988,430
Charge off		-	-	(642,312)	-	-	(19,198)	(661,510)
Discount		-	-	(22,222)	-	-	-	(22,222)
Disposal		(34)	(8)	(39,001)	-	-	(30)	(39,073)
Collection		-	-	256,287	-	-	1,479	257,766
Others (*2)		(70,490)	(178,118)	11,509	(4,134)	(161)	634	(240,760)
Ending balance	~~W~~	834,358	1,089,287	941,378	25,630	110,343	45,319	3,046,315

(*1) Included allowance for deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

11.  Loans at amortized cost (continued)

(c) Changes in allowances for credit loss (continued)

Changes in allowances for credit loss of loans at amortized cost and other assets for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Loans at amortized cost			Other assets (*1)			Total
		12-month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	731,000	1,027,922	966,146	39,927	6,930	24,764	2,796,689
Transfer to 12-month expected credit loss		125,371	(122,356)	(3,015)	458	(453)	(5)	-
Transfer to life time expected credit loss		(65,967)	156,992	(91,025)	(231)	244	(13)	-
Transfer to impaired financial asset		(2,757)	(20,987)	23,744	(172)	(2,310)	2,482	-
Provided		2,014	269,819	639,065	2,822	2,667	28,456	944,843
Charge off		-	-	(858,722)	-	-	(29,456)	(888,178)
Discount		-	-	(25,211)	-	-	-	(25,211)
Disposal		(6)	(486)	(52,817)	-	-	-	(53,309)
Collection		-	-	325,906	-	-	1,873	327,779
Others (*2)		(70,784)	(319,596)	6,783	(9,738)	9	435	(392,891)
Business combination		15,678	3,732	24,392	921	185	9,054	53,962
Ending balance	~~W~~	734,549	995,040	955,246	33,987	7,272	37,590	2,763,684

(*1) Included allowance for deposits measured at amortized cost and other financial assets.

(*2) Other changes were due to debt restructuring, debt-equity swap, and foreign exchange rate change, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates

(a) Investments in associates as of September 30, 2020 and December 31, 2019 are as follows:

Investees	Country	Reporting date	Ownership (%)
			September 30, 2020	December 31, 2019
BNP Paribas Cardif Life Insurance (*1)(*2)	Korea	June 30	14.99	14.99
Songrim Partners (*1)(*3)	“	December 31	35.34	35.34
Neoplux Technology Valuation Investment Fund (*11)	“	-	-	33.33
Partners 4th Growth Investment Fund (*1)	“	June 30	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	“	“	30.00	30.00
Daekwang Semiconductor Co., Ltd. (*1)(*3)	“	“	20.94	20.94
Shinhan-Neoplux Energy Newbiz Fund	“	September 30	31.66	23.33
Shinhan-Albatross tech investment Fund	“	“	49.97	50.00
Plutus-SG Private Equity Fund (*6)	“	-	-	26.67
Eum Private Equity Fund No.3	“	September 30	20.76	20.76
KTB Confidence Private Placement (*6)	“	-	-	31.43
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund	“	September 30	23.89	23.89
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund	“	“	20.16	20.16
VOGO Debt Strategy Qualified INV Private No.4	“	“	20.00	20.00
Shinhan-Midas Donga Secondary Fund	“	“	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	“	“	24.00	24.00
Synergy-Shinhan Mezzanine New Technology Investment Fund	“	“	47.62	47.62
Shinhan Praxis K-Growth Global Private Equity Fund (*8)	“	“	18.87	18.87
Credian Healthcare Private Equity Fund II	“	“	34.07	34.07
Kiwoom Milestone Professional Private Real Estate Trust 19	“	“	49.70	50.00
AIP EURO Green Private Real Estate Trust No.3	“	“	21.28	21.28
Hanhwa US Equity Strategy Private Real Estate Fund No.1	“	“	44.53	44.84
Shinhan Global Healthcare Fund 1 (*8)	“	“	4.41	4.41
JB Power TL Investment Type Private Placement Special Asset Fund 7	“	“	32.59	33.33
IBK AONE convertible 1 (*6)	“	-	-	47.25
Rico synergy collabo Multi-Mezzanine 3 (*6)	“	-	-	50.03
KB NA Hickory Private Special Asset Fund	“	September 30	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	“	“	44.02	44.02
Axis Global Growth New Technology Investment Association	“	“	31.85	31.85
Hermes Private Investment Equity Fund	“	“	29.17	29.17
SHC ULMUS Fund No.1(*6)	“	-	-	29.41
Shinhan-Nvestor Liquidity Solution Fund 1-A	“	September 30	24.92	24.92
Shinhan AIM FoF Fund 1a	“	“	25.00	25.00
IGIS Global Credit Fund 150-1	“	“	25.00	25.00
GX Shinhan Intervest 1st Private Equity Fund	“	“	25.27	25.27
Soo Commerce Platform Growth Fund	“	“	24.62	24.62
Partner One Value up I Private Equity Fund	“	“	27.91	27.91
Genesis No.1 Private Equity Fund	“	“	22.80	22.80
GMB ICT New Technology Investment Fund (*6)	“	-	-	26.75
Korea Omega Project Fund III	“	September 30	23.53	23.53
Soo Delivery Platform Growth Fund	“	“	30.00	30.00
Genesis North America Power Company No.1 PEF	“	“	39.94	39.92
Hyungje art printing (*1)(*3)	“	December 31	31.54	31.54
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	“	September 30	23.33	23.33
Shinhan-Rhinos 1 Fund	“	“	22.48	22.48
Pacific Private Investment Trust No.20	“	“	21.74	21.74
Susung Mezzanine project P1 Private Investment Trust	“	“	41.31	41.18
Korea Finance Security (*1)(*8)	“	June 30	14.91	14.91

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

(a) Investments in associates as of September 30, 2020 and December 31, 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2020	December 31, 2019
Multimedia Tech Co.Ltd (*1)(*3)	Korea	December 31	21.06	21.06
MIEL CO.,LTD (*1)(*3)	“	“	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	“	September 30	35.73	35.73
DB Epic Convertiblebond Private Trust No.2 (*7)(*9)	“	“	50.98	50.00
PCC S/W 2nd Fund	“	“	29.56	29.56
E&Healthcare Investment Fund No.6	“	“	21.05	20.37
One Shinhan Global Fund1 (*8)	“	“	19.96	19.98
Kiwoom-Shinhan Innovation Fund I	“	“	50.00	50.00
Daishin-K&T New Technology Investment Fund	“	“	31.25	31.25
Midas Asset Global CRE Debt Private Fund No.6	“	“	41.16	20.05
Richmond Private Investment Trust No.82 (*5)	“	“	60.00	60.00
Tiger Alternative Real Estate Professional Private5	“	“	48.71	48.71
Samchully Midstream Private Placement Special Asset Fund 5-4	“	“	42.92	42.92
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	“	“	20.00	20.00
AUCTUS FITRIN Corporate Recovery Private Equity Fund	“	“	21.43	21.43
Meritz Behigh Fund	“	“	47.98	47.98
NH-Amundi Global Infrastructure Trust 14	“	“	30.00	30.00
Pacific Private Real Estate Fund Investment Trust No.30 (*11)	“	-	-	37.50
Jarvis Memorial Private Investment Trust 1 (*5)	“	September 30	99.01	99.01
Mastern Private Private Invetstment Trust 68 (*5)	“	“	53.76	53.76
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*7)	“	“	60.00	60.00
Milestone Private Real Estate Fund 3 (Derivative Type)	“	“	32.06	32.06
IGIS Private Real Estate Investment Trust 286 (2 class)	“	“	41.44	41.56
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)	“	“	31.31	31.31
Lime Pricing Private Equity Fund	“	“	25.85	25.85
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	“	“	21.27	21.27
DS Solid.II Hedge Fund C-I	“	“	27.41	27.41
MC New Technology First Investment Association	“	“	24.00	24.00
Hana Semiconductor New Technology Fund	“	“	24.30	24.30
J&Magnet Startup Venture Specialized Private Equity Fund	“	“	24.39	24.39
Cape IT Fund No.3	“	“	32.89	32.89
Vogo Realty Partners Private Real Estate Fund V	“	“	21.64	21.64
IL GU FARM CO.,LTD (*6)	“	-	-	28.47
Korea Credit Bureau (*1)(*8)	“	June 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd (*1)(*8)	“	“	1.04	1.04
SBC PFV Co., Ltd (*1)(*10)	“	“	25.00	25.00
Sprott Global Renewable Private Equity Fund II	“	September 30	23.07	23.10
NH-amundi global infra private fund 16	“	“	21.39	50.00
IMM Global Private Equity Fund	“	“	33.00	31.85
HANA Alternative Estate Professional Private122(*7)	“	“	75.19	75.19
Hanwha-Incus Plus New Technology Fund No.1	“	“	42.64	42.64
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]	“	“	45.96	45.96
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust(*12)	“	“	57.50	57.50
PSA EMP Private Equity Fund	“	“	28.99	28.99

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2020 and December 31, 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2020	December 31, 2019
DWS Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24(*7)	Korea	September 30	52.28	52.28
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF] (*6)	“	-	-	25.70
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF] (*6)	“	-	-	25.42
BRAIN DO PROFESSIONALE PRIVATE No. 27	“	September 30	29.13	29.13
VISION US Muni US Local Debt Opportunities Professional Private1(*11)	“	-	-	25.00
UI Venture Fund 7th	“	September 30	24.39	-
Sparklabs-Shinhan Opportunity Fund 1	“	“	49.50	-
BNW Tech-Innovation Private Equity Fund	“	“	29.85	-
IGIS Real-estate Private Investment Trust No.33	“	“	40.86	-
WWG Global Real Estate Investment Trust no.4	“	“	29.55	-
Fidelis Global Private Real Estate Trust No.2(*7)	“	“	78.26	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	“	“	30.77	-
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	“	“	28.70	-
Pebblestone CGV Private Real Estate Trust No.1	“	“	48.53	-
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45[Bond]	“	“	28.98	-
Shinhan AIM Real Estate Fund No.2	“	“	30.00	-
Shinhan AIM Real Estate Fund No.1	“	“	21.01	-
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business]	“	“	22.02	-
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business]	“	“	29.19	-
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)(*7)	“	“	71.43	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]	“	“	30.00	-
Korea Omega Project Fund I			50.00	-
New Green Shinhan Mezzanine Fund	“	“	39.22	-
VOGO U.S. Credit Private Fund XXI	“	“	20.00	-
KORAMKO-Daum Professional Private Investment Trust No.12	“	“	33.33	-
MERCURY Professional Private Real Estate Investment Trust 4(*5)	“	“	99.50	-
Samsung SRA Real Estate Professional Private 45[FoFs]	“	“	34.63	-
IBK Global New Renewable Energy Special Asset Professional Private2	“	“	28.98	-
Hyundaiinvestment Professional Private Property40 (*7)	“	“	67.57	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2020 and December 31, 2019 are as follows (continued):

Investees	Country	Reporting date	Ownership (%)
			September 30, 2020	December 31, 2019
VS Cornerstone Fund	Korea	September 30	41.18	-
Aone Mezzanine Opportunity Professional Private (*7)	“	“	66.12	-
KiwoomUnicorn3New Technology Business Investment Fund		“	21.28
Multi Asset The United States Thortons Professional Private1	“	“	25.00	-
Kiwoom Milestone US Real Estate Professional Private20(*7)	“	“	75.27	-
NH-Amundi US Infrastructure Private Fund2	“	“	25.91	-
KB Distribution Private Real Estate1(*7)	“	“	62.00	-
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business]	“	“	29.00	-
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative]	“	“	30.00	-
Shinhan BNPP Global Infrastructure Private Investment Trust	“	“	20.00	-
IMM Special Situation 1-2 PRIVATE EQUITY FUND	“	“	20.02	-
Pacific Private Placement Real Estate Fund No.40	“	“	24.73	-
Hangang NPGE Private Real Estate Fund	“	“	24.04	-
LB Scotland Amazon Fulfillment Center Fund 29(*7)	“	“	70.14	-
JR AMC Hungary Budapest Office Fund 16	“	“	32.57	-
Koreit Tower REITs	“	“	21.08	-
IGIS 372 Real Estate Professional Private	“	“	28.47	-
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*4)	“	“	19.00	-
Future-Creation Neoplux Venture Capital Fund(*4)	“	“	16.25	-
Gyeonggi-Neoplux Superman Fund	“	“	21.76	-
NewWave 6th Fund	“	“	30.00	-
KTC-NP Growth Champ 2011-2 Private Equity Fund(*4)	“	“	5.56	-
Neoplux No.3 Private Equity Fund(*4)	“	“	10.00	-
PCC Amberstone Private Equity Fund I	“	“	21.67	-
KIAMCO POWERLOAN TRUST 4TH	“	“	47.37	-
Mastern Opportunity Seeking Real Estate Fund II	“	“	24.49	-
AION ELFIS PROFESSIONAL PRIVATE 1	“	“	20.00	-
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business	“	“	29.68	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(a) Investments in associates as of September 30, 2020 and December 31, 2019 are as follows (continued):

(*1) The latest financial statements were used for the equity method since the financial statements as of September 30, 2020 were not available. Significant trades and events occurred between the end of the reporting period of the affiliated company and the end of the reporting period of the investment company were properly reflected.

(*2) The Group applies the equity method accounting as the Group has a significant influence on the investees through important business transactions.

(*3) As a part of the rehabilitation process, the Group acquired shares through the conversion of equity investments, as the Group cannot exercise voting rights during the process, the Group has classified the shares as investments at fair value through profit or loss. The Group reclassified Securities at fair value through profit or loss to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*4) As a managing partner, the Group has a significant influence over the investees.

(*5) As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.

(*6) Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.

(*7) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*8) Although the ownership percentages were less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*9) For the nine-month period ended September 30, 2020, the name was changed from 'Lime Neptune Professional Private 6' to 'DB Epic Convertible bond Private Trust No.2'.

(*10) The rate of Group’s voting rights is 4.65%.

(*11) Subject to consolidation as percentage of ownership has increased that would allow the Group to control the entity

(*12) Although the ownership interests were more than 50%, the Group applies the equity method accounting as the investment asset is fully guaranteed to be paid, it is not exposed to variable profit.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

		September 30, 2020
Investees		Beginning balance	Investment(Disposition) and dividend	Equity method income (loss)	Share of other comprehensive income (loss) of associates	Impairment loss	Ending Balance
BNP Paribas Cardif Life Insurance	~~W~~	52,586	-	(794)	(860)	-	50,932
Songrim Partners(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund (*3)		16,384	(16,828)	(763)	1,207	-	-
Partners 4th Growth Investment Fund		14,917	(2,001)	208	-	-	13,124
KTB Newlake Global Healthcare PEF		11,280	(1,950)	106	-	-	9,436
Daekwang Semiconductor Co., Ltd.		3,388	-	97	-	-	3,485
Shinhan-Neoplux Energy Newbiz Fund		7,880	7,057	(224)	509	-	15,222
Shinhan-Albatross tech investment Fund		8,734	1,650	(18)	-	-	10,366
Plutus-SG Private Equity Fund		4,231	(5,230)	999	-	-	-
Eum Private Equity Fund No.3		3,574	(2,656)	958	-	-	1,876
KTB Confidence Private Placement 65		6,067	(6,063)	(4)	-	-	-
Meritz AI-SingA330-A Investment Type Private		4,256	(774)	22	-	-	3,504
Meritz AI-SingA330-B Investment Type Private		8,916	(52)	73	-	-	8,937
VOGO Debt Strategy Qualified INV Private No.4		9,930	(132)	485	-	-	10,283
Shinhan-Midas Donga Secondary Fund		3,486	650	84	-	-	4,220
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,549	-	85	-	-	4,634
Synergy-Shinhan Mezzanine New Technology Investment Fund		3,912	(3,902)	703	-	-	713
Shinhan Praxis K-Growth Global Private Equity Fund		10,302	36	(1,915)	-	-	8,423
CREDIAN HEALTHCARE No.2 Private Equity Fund		2,377	-	7,401	-	-	9,778
Kiwoom Milestone Professional Private Real Estate Trust 19		10,407	(199)	(7)	-	-	10,201
AIP EURO Green Private Real Estate Trust No.3		20,884	(592)	1,003	-	-	21,295
Hanhwa US Equity Strategy Private Real Estate Fund No.1		25,964	(43)	5,075	-	-	30,996
Shinhan Global Healthcare Fund 1		3,209	-	128	-	-	3,337
JB Power TL Investment Type Private Placement Special Asset Fund 7		16,800	(875)	214	-	-	16,139
IBK AONE convertible 1		6,077	(6,048)	(29)	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		September 30, 2020
Investees		Beginning balance	Investment(Disposition) and dividend	Equity method income (loss)	Share of other comprehensive income (loss) of associates	Impairment loss	Ending balance
Rico synergy collabo Multi-Mezzanine 3	~~W~~	3,217	(3,221)	4	-	-	-
KB NA Hickory Private Special Asset Fund		35,930	108	692	-	-	36,730
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,562	(1,082)	558	-	-	19,038
Axis Global Growth New Technology Investment Association		3,205	-	(285)	-	-	2,920
Hermes Private Investment Equity Fund		6,376	-	51	-	-	6,427
SHC ULMUS Fund No.1		3,149	(3,289)	140	-	-	-
Shinhan-Nvestor Liquidity Solution Fund		4,865	(424)	486	-	-	4,927
Shinhan AIM FoF Fund 1-A		7,242	1,697	(1,037)	-	-	7,902
IGIS Global Credit Fund 150-1		9,718	(2,607)	1,657	-	-	8,768
GX Shinhan Intervest 1st Private Equity Fund		33,166	(35,670)	14,913	-	-	12,409
Soo Commerce Platform Growth Fund		6,343	-	130	-	-	6,473
Partner One Value up I Private Equity Fund		11,891	-	(90)	-	-	11,801
Genesis No.1 Private Equity Fund		51,150	291	8,570	-	-	60,011
GMB ICT New Technology Investment Fund		7,854	(7,853)	(1)	-	-	-
Korea Omega Project Fund III		3,016	-	259	-	-	3,275
Soo Delivery Platform Growth Fund		8,922	-	411	-	-	9,333
Genesis North America Power Company No.1 PEF		18,275	108	342	-	-	18,725
Hyungje art printing (*1)		-	-	-	-	-	-
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		20,712	2,419	(1,404)	-	-	21,727
Shinhan-Rhinos 1 Fund		3,029	-	495	-	-	3,524
Pacific Private Investment Trust No.20		4,076	(967)	165	-	-	3,274
Susung Mezzanine project P1 Private Investment Trust		5,128	(3,613)	(26)	-	-	1,489
Korea Finance Security		3,235	-	(110)	-	-	3,125
Multimedia Tech Co.Ltd (*1)		19	-	(19)	-	-	-
MIEL CO.,LTD (*1)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		31,580	1,366	346	-	-	33,292
DB Epic Convertiblebond Private Trust No.2		5,063	199	841	-	-	6,103
PCC S/W 2nd Fund		3,001	(2,473)	213	-	-	741
E&Healthcare Investment Fund No.6		7,776	-	3,654	-	-	11,430
One Shinhan Global Fund1		4,441	-	(79)	-	-	4,362

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		September 30, 2020
Investees		Beginning balance	Investment (Disposition) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	7,284	5,000	497	-	-	12,781
Daishin-K&T New Technology Investment Fund		7,057	-	(57)	-	-	7,000
Midas Asset Global CRE Debt Private Fund No.6		23,731	23,867	1,269	-	-	48,867
Richmond Private Investment Trust No.82		15,120	(424)	571	-	-	15,267
Tiger Alternative Real Estate Professional Private5		19,820	(1,376)	849	-	-	19,293
Samchully Midstream Private Placement Special Asset Fund 5-4		30,742	(1,838)	440	-	-	29,344
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		53,831	7,949	1,896	-	-	63,676
AUCTUS FITRIN Corporate Recovery Private Equity Fund		14,358	(457)	236	-	-	14,137
Meritz Behigh Fund		2,588	-	840	-	-	3,428
NH-Amundi Global Infrastructure Trust 14		18,497	(190)	450	-	-	18,757
Pacific Private Real Estate Fund Investment Trust No.30 (*3)		14,816	(14,816)	-	-	-	-
Jarvis Memorial Private Investment Trust 1		10,166	(523)	467	-	-	10,110
Mastern Private Private Invetstment Trust 68		9,999	(344)	357	-	-	10,012
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		4,397	32,016	426	-	-	36,839
Milestone Private Real Estate Fund 3 (Derivative Type)		17,186	(215)	2,139	-	-	19,110
IGIS Private Real Estate Investment Trust 286 (2 class)		9,768	(925)	312	-	-	9,155
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		8,914	(741)	351	-	-	8,524
Lime Pricing Private Equity Fund		8,300	-	(83)	-	-	8,217
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		41,991	(17,145)	923	-	-	25,769
DS Solid.II Hedge Fund C-I		4,123	-	2,265	-	-	6,388
MC New Technology First Investment Association		2,986	-	294	-	-	3,280
Hana Semiconductor New Technology Fund		12,856	(2,557)	(14)	-	-	10,285
J&Magnet Startup Venture Specialized Private Equity Fund		5,979	(2,124)	1,005	-	-	4,860
Cape IT Fund No.3		9,967	-	(68)	-	-	9,899
Vogo Realty Partners Private Real Estate Fund V		10,376	(566)	876	-	-	10,686
IL GU FARM CO.,LTD (*1)		-	-	-	-	-	-
Korea Credit Bureau		6,812	(90)	(219)	-	-	6,503
Goduck Gangil1 PFV Co., Ltd (*1)		48	-	(48)	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		September 30, 2020
Investees		Beginning balance	Investment (Disposition) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SBC PFV Co., Ltd	~~W~~	20,000	-	(1,537)	-	-	18,463
Sprott Global Renewable Private Equity Fund II		19,016	(540)	(107)	-	-	18,369
NH-amundi global infra private fund 16		48,158	847	1,103	-	-	50,108
IMM Global Private Equity Fund		28,925	90,776	(4,040)	-	-	115,661
HANA Alternative Estate Professional Private122		26,205	(644)	552	-	-	26,113
Hanwha-Incus Plus New Technology Fund No.1		5,499	-	(68)	-	-	5,431
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		51,293	(1,613)	1,256	-	-	50,936
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		150,317	21,936	4,904	-	-	177,157
PSA EMP Private Equity Fund		9,927	-	(85)	-	-	9,842
DWS Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		29,463	(789)	837	-	-	29,511
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		5,727	(5,727)	-	-	-	-
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		5,729	(5,729)	-	-	-	-
BRAIN DO PROFESSIONALE PRIVATE No. 27		3,065	-	374	-	-	3,439
VISION US Muni US Local Debt Opportunities Professional Private1(*3)		9,869	(10,032)	163	-	-	-
UI Venture Fund 7th		-	3,000	489	-	-	3,489
Sparklabs-Shinhan Opportunity Fund 1		-	4,999	(67)	-	-	4,932
BNW Tech-Innovation Private Equity Fund		-	6,000	(43)	-	-	5,957
IGIS Real-estate Private Investment Trust No.33		-	13,945	363	-	-	14,308
WWG Global Real Estate Investment Trust no.4		-	17,098	648	-	-	17,746
Fidelis Global Private Real Estate Trust No.2		-	18,977	1,160	-	-	20,137
IGIS PRIVATE REAL ESTATE TRUST NO.331		-	3,932	(146)	-	-	3,786
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		-	46,383	(1,524)	-	-	44,859
Pebblestone CGV Private Real Estate Trust No.1		-	12,793	337	-	-	13,130
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.45[Bond]		-	253,208	3,860	-	-	257,068
Shinhan AIM Real Estate Fund No.2(*2)		-	35,815	214	-	-	36,029

12.  Investments in associates (continued)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

	September 30, 2020
Investees	Beginning balance	Investment (Disposition) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan AIM Real Estate Fund No.1(*2)	-	45,711	1,027	-	-	46,738
SHBNPP Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust [Infra business] (*2)	-	32,319	621	-	-	32,940
SHBNPP Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust [Infra business](*2)	-	21,640	1,647	-	-	23,287
SHBNPP Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2(USD)	-	7,039	333	-	-	7,372
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No. 1 [Equity securities-Derivative]	-	4,853	(6)	-	-	4,847
Korea Omega Project Fund I	-	4,000	(32)	-	-	3,968
New Green Shinhan Mezzanine Fund	-	4,000	467	-	-	4,467
VOGO U.S. Credit Private Fund XXI	-	5,280	117	-	-	5,397
KORAMKO-Daum Professional Private Investment Trust No.12	-	14,740	334	-	-	15,074
MERCURY Professional Private Real Estate Investment Trust 4(*5)	-	19,675	389	-	-	20,064
Samsung SRA Real Estate Professional Private 45[FoFs]	-	10,155	19	-	-	10,174
IBK Global New Renewable Energy Special Asset Professional Private2	-	30,284	4,715	-	-	34,999
Hyundaiinvestment Professional Private Property40 (*7)	-	5,093	(837)	-	-	4,256
VS Cornerstone Fund	-	3,500	(22)	-	-	3,478
Aone Mezzanine Opportunity Professional Private	-	8,000	208	-	-	8,208
KiwoomUnicorn3 New Technology Business Investment Fund	-	3,000	738	-	-	3,738
Multi Asset The United States Thortons Professional Private1(*2)	-	42,274	(766)	-	-	41,508
Kiwoom Milestone US Real Estate Professional Private20	-	49,791	764	-	-	50,555
NH-Amundi US Infrastructure Private Fund2(*2)	-	25,267	190	-	-	25,457
KB Distribution Private Real Estate1(*2)	-	30,687	4	-	-	30,691
SHBNPP Jigae Namsan BTO professional Investment Type Private Special Asset Investment Trust [Infra business](*2)	-	19,023	972	-	-	19,995

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		September 30, 2020
Investees		Beginning balance	Investment (Disposition) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP Japan Photovoltaic Private Special Asset Investment Trust No.2 [Loan-Derivative](*2)	~~W~~	-	27,745	1,608	-	-	29,353
Shinhan BNPP Global Infrastructure Private Investment Trust(*2)		-	5,005	259	-	-	5,264
IMM Special Situation 1-2 PRIVATE EQUITY FUND		-	10,000	-	-	-	10,000
Pacific Private Placement Real Estate Fund No.40		-	11,500	(22)	-	-	11,478
Hangang NPGE Private Real Estate Fund		-	10,000	118	-	-	10,118
LB Scotland Amazon Fulfillment Center Fund 29		-	30,753	(842)	-	-	29,911
JR AMC Hungary Budapest Office Fund 16		-	11,594	-	-	-	11,594
Koreit Tower REITs		-	17,500	(589)	-	-	16,911
IGIS 372 Real Estate Professional Private		-	58,200	(1,510)	-	-	56,690
KoFC-Neoplux R&D-Biz Creation 2013-1 Venture Capital Fund(*4)		-	4,058	-	-	-	4,058
Future-Creation Neoplux Venture Capital Fund(*4)		-	5,620	-	-	-	5,620
Gyeonggi-Neoplux Superman Fund(*4)		-	6,880	-	-	-	6,880
NewWave 6th Fund		-	6,242	-	-	-	6,242
KTC-NP Growth Champ 2011-2 Private Equity Fund(*4)		-	4,924	-	-	-	4,924
Neoplux No.3 Private Equity Fund(*4)		-	9,615	-	-	-	9,615
PCC Amberstone Private Equity Fund I		-	12,911	-	-	-	12,911
KIAMCO POWERLOAN TRUST 4TH		-	43,580	375	-	-	43,955
Mastern Opportunity Seeking Real Estate Fund II		-	8,761	42	-	-	8,803
AION ELFIS PROFESSIONAL PRIVATE 1		-	7,154	34	-	-	7,188
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		-	4,500	(24)	-	-	4,476
Others		85,905	18,834	11,941	(44)	-	116,636
	~~W~~	1,452,861	1,137,880	91,652	812	45,363	2,683,205

(*1) The Group has stopped using the equity method due to the investee’s cumulative loss.

(*2) Classified as investments in associates without cash transactions.

(*3) During the period ended September 30, 2020, it was incorporated into the consolidation target as it held control due to increased equity ratio.

(*4) During the period ended September 30, 2020, it was incorporated into investments in associates as Neoplux Co., Ltd was incorporated into a consolidated subsidiary.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment (Disposition) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	49,816	(373)	(517)	3,660	-	52,586
Songrim Partners(*1)		-	-	-	-	-	-
Neoplux Technology Valuation Investment Fund		18,738	(1,661)	(693)	-	-	16,384
Partners 4th Growth Investment Fund		16,612	(1,219)	(476)	-	-	14,917
KTB Newlake Global Healthcare PEF		9,885	1,500	(105)	-	-	11,280
Daekwang Semiconductor Co., Ltd.		3,334	-	52	2	-	3,388
Shinhan-Neoplux Energy Newbiz Fund		3,974	4,200	(294)	-	-	7,880
Shinhan-Albatross tech investment Fund		8,908	-	132	(306)	-	8,734
KCLAVIS Meister Fund No.17		3,083	(1,801)	(84)	-	-	1,198
Plutus-SG Private Equity Fund		4,252	(132)	111	-	-	4,231
SG ARGES Private Equity Fund No.1		4,341	(4,796)	455	-	-	-
Eum Private Equity Fund No.3		4,889	(2,476)	1,161	-	-	3,574
KTB Confidence Private Placement		5,302	(215)	980	-	-	6,067
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		5,432	(1,266)	90	-	-	4,256
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,429	242	245	-	-	8,916
VOGO Debt Strategy Qualified INV Private R/E INV TR 4		4,831	4,820	279	-	-	9,930
Platform Partners brick save Private Investment trust		8,120	(8,197)	77	-	-	-
Shinhan-Midas Donga Secondary Fund		2,061	1,750	(325)	-	-	3,486
ShinHan – Soo Young Entrepreneur Investment Fund No.1		2,554	1,968	27	-	-	4,549
Synergy-Shinhan Mezzanine New Technology Investment Fund		10,149	(6,492)	255	-	-	3,912
Shinhan Praxis K-Growth Global Private Equity Fund		16,527	(8,745)	2,520	-	-	10,302
Credian Healthcare Private Equity Fund II		4,553	(2,526)	350	-	-	2,377
Kiwoom Milestone Professional Private Real Estate Trust 19		10,419	(241)	229	-	-	10,407
AIP EURO Green Private Real Estate Trust No.3		20,544	(1,248)	1,588	-	-	20,884
Brain Professional Private Trust No.4		5,244	(5,175)	(69)	-	-	-
Hanhwa US Equity Strategy Private Real Estate Fund No.1		26,232	(1,866)	1,598	-	-	25,964
Brain KS Qualified Privately Placed Fund No.6		5,097	(5,041)	(56)	-	-	-
Shinhan Global Healthcare Fund 1		3,285	-	(76)	-	-	3,209

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment (Disposition) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
JB Power TL Investment Type Private Placement Special Asset Fund 7	~~W~~	17,484	(1,513)	829	-	-	16,800
IBK AONE convertible 1		5,906	-	171	-	-	6,077
Rico synergy collabo Multi-Mezzanine 3		5,290	(2,501)	428	-	-	3,217
KB NA Hickory Private Special Asset Fund		34,360	445	1,125	-	-	35,930
GB Professional Private Investment Trust 6		8,588	(8,588)	-	-	-	-
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,616	(1,458)	2,404	-	-	19,562
SHBNPP Private Korea Equity Long-Short Professional Feeder		14,370	(14,325)	(45)	-	-	-
Shinhan-Stonebridge Petro PEF		18,681	(19,589)	909	-	-	1
BNP Paribas Cardif General Insurance		3,423	-	(1,296)	(14)	-	2,113
Axis Global Growth New Technology Investment Association		4,875	(1,592)	(78)	-	-	3,205
Polaris No7 Start up and Venture Private Equity Fund		4,338	(2,300)	265	-	-	2,303
Hermes Private Investment Equity Fund		7,065	-	(689)	-	-	6,376
SHC ULMUS Fund No.1		2,890	-	259	-	-	3,149
Shinhan-Nvestor Liquidity Solution Fund		2,689	2,700	(524)	-	-	4,865
Shinhan AIM FoF Fund 1a		4,351	2,363	528	-	-	7,242
Daishin Heim Qualified Investor Private Investment Trust No.1808		10,126	(10,297)	171	-	-	-
Heungkuk High Class Professional Trust Private Fund 37		9,438	(9,505)	67	-	-	-
IGIS Global Credit Fund 150-1		8,896	781	41	-	-	9,718
GX Shinhan Intervest 1st Private Equity Fund		31,831	-	1,335	-	-	33,166
Soo Commerce Platform Growth Fund		6,378	-	(35)	-	-	6,343
Partner One Value up I Private Equity Fund		11,939	-	(48)	-	-	11,891
Genesis No.1 Private Equity Fund		45,758	404	4,988	-	-	51,150
GMB ICT New Technology Investment Fund		7,934	-	(80)	-	-	7,854
Korea Omega Project Fund III		1,992	-	1,024	-	-	3,016
Soo Delivery Platform Growth Fund		8,983	(171)	110	-	-	8,922
Genesis North America Power Company No.1 PEF		20,824	(4,035)	1,486	-	-	18,275
Hyungje art printing(*1)		-	-	-	-	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment (Disposition) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	6,204	14,147	361	-	-	20,712
Shinhan-Rhinos 1 Fund		-	3,000	29	-	-	3,029
Pacific Private Investment Trust No.20		-	3,819	257	-	-	4,076
Susung Mezzanine project P1 Private Investment Trust		-	4,000	1,128	-	-	5,128
Korea Finance Security (*2)		-	3,448	(213)	-	-	3,235
MIEL CO.,LTD (*3)		-	-	-	-	-	-
AIP Transportation Specialized Privately Placed Fund Trust #1		-	31,136	444	-	-	31,580
Lime Neptune Professional Private 6		-	5,000	63	-	-	5,063
PCC S/W 2nd Fund		-	3,000	1	-	-	3,001
E&Healthcare Investment Fund No.6		-	7,030	746	-	-	7,776
One Shinhan Global Fund 1		-	4,520	(79)	-	-	4,441
Kiwoom-Shinhan Innovation Fund I		-	7,500	(216)	-	-	7,284
Daishin-K&T New Technology Investment Fund		-	7,000	57	-	-	7,057
Midas Asset Global CRE Debt Private Fund No.6		-	23,194	537	-	-	23,731
Richmond Private Investment Trust No.82		-	14,569	551	-	-	15,120
Tiger Alternative Real Estate Professional Private5		-	19,876	(56)	-	-	19,820
Samchully Midstream Private Placement Special Asset Fund 5-4		-	29,436	1,306	-	-	30,742
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		-	52,048	1,783	-	-	53,831
AUCTUS FITRIN Corporate Recovery Private Equity Fund		-	14,250	108	-	-	14,358
NH-Amundi Global Infrastructure Trust 14		-	17,769	728	-	-	18,497
Pacific Private Real Estate Fund Investment Trust No.30		-	14,236	580	-	-	14,816
Jarvis Memorial Private Investment Trust 1		-	9,888	278	-	-	10,166
Mastern Private Private Investment Trust 68		-	9,764	235	-	-	9,999
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		-	4,434	(37)	-	-	4,397
Milestone Private Real Estate Fund 3 (Derivative Type)		-	17,016	170	-	-	17,186
IGIS Private Real Estate Investment Trust 286 (2 class)		-	10,100	(332)	-	-	9,768
Nomura-Rifa Private Real Estate Investment Trust 31 (2 class)		-	9,018	(104)	-	-	8,914

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
Investees		Beginning balance	Investment (Disposition) and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Lime Pricing Private Equity Fund	~~W~~	-	8,400	(100)	-	-	8,300
SHBNPP Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		-	39,376	2,615	-	-	41,991
DS Solid.II Hedge Fund		-	4,300	(177)	-	-	4,123
Hana Semiconductor New Technology Fund		-	13,000	(144)	-	-	12,856
J&Magnet Startup Venture Specialized Private Equity Fund		-	6,000	(21)	-	-	5,979
Cape IT Fund No.3		-	10,000	(33)	-	-	9,967
Vogo Realty Partners Private Real Estate Fund V		-	10,611	(235)	-	-	10,376
IL GU FARM CO.,LTD (*1)		-	-	-	-	-	-
Korea Credit Bureau (*2)		-	4,500	2,312	-	-	6,812
SBC PFV Co., Ltd		-	20,000	-	-	-	20,000
Sprott Global Renewable Private Equity Fund II		-	20,131	(1,115)	-	-	19,016
NH-amundi global infra private fund 16		-	49,530	(1,372)	-	-	48,158
IMM Global Private Equity Fund		-	28,945	(20)	-	-	28,925
HANA Alternative Estate Professional Private122		-	28,487	(2,282)	-	-	26,205
Hanwha-Incus Plus New Technology Fund No.1		-	5,500	(1)	-	-	5,499
SHBNPP Corporate Professional Investment Type Private Security Investment Trust No.7[Bond]		-	51,293	-	-	-	51,293
SHBNPP BNCT Professional Investment Type Private Special Asset Investment Trust		-	146,045	4,272	-	-	150,317
PSA EMP Private Equity Fund		-	10,000	(73)	-	-	9,927
DWS Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		-	28,314	1,149	-	-	29,463
SHBNPP Peace of Mind TDF 2035 Security Investment Trust [Equity Balanced-FoF]		-	5,727	-	-	-	5,727
SHBNPP Peace of Mind TDF 2040 Security Investment Trust [Equity Balanced-FoF]		-	5,729	-	-	-	5,729
BRAIN DO PROFESSIONALE PRIVATE No. 27		-	3,000	65	-	-	3,065
VISION US Muni US Local Debt Opportunities Professional Private1(S)		-	9,500	369	-	-	9,869
Others		81,490	(14,513)	18,954	-	-	85,931
	~~W~~	671,330	724,902	53,287	3,342	-	1,452,861

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

12.  Investments in associates (continued)

(b) Changes in investments in associates for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows (continued):

(*1) The item has a carrying amount of '0' due to cumulative unrealized loss since initial acquisition.

(*2) Classified as investments in associates without cash transactions.

(*3) No gains or losses from the equity method investees have been recognized after the acquisition of a debt-to-equity swap in 2019.

13.  Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Securities sold:
Stocks	~~W~~	355,960	298,008
Bonds		374,759	825,942
Others		18,022	40,747
		748,741	1,164,697
Gold/Silver deposits		554,534	467,760
	~~W~~	1,303,275	1,632,457

14. Financial liabilities designated at fair value through profit or loss

Financial liabilities designated at fair value through profit or loss as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019	Reason for designation
Equity-linked securities sold	~~W~~	7,476,492	6,880,811	Combined instrument
Securities sold with embedded derivatives		2,329,143	2,528,645
	~~W~~	9,805,635	9,409,456

(*) The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of Korean IFRS No. 1109 as financial liabilities at fair value through profit or loss.

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to ~~W~~ 9,805,635 million as of September 30, 2020. Increase in values of the liability due to credit risk changes are ~~W~~26 million and the accumulated changes in values are (-)~~W~~ 6,483 million as of September 30, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

15. Debt securities issued

Debt securities issued as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020			December 31, 2019
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.61~8.00	~~W~~	58,333,426	0.71~8.00	~~W~~	60,501,093
Subordinated debt securities issued	2.20~4.60		4,370,125	2.20~4.60		4,370,145
Loss on fair value hedges	-		(41,324)	-		(87,692)
Discount on debt securities issued	-		(42,373)	-		(66,334)
			62,619,854			64,717,212
Debt securities issued in foreign currencies:
Debt securities issued	0.25 ~7.59		7,286,264	0.01~7.59		6,750,085
Subordinated debt securities issued	3.34~5.10		3,853,024	3.34~5.10		3,797,536
Gain on fair value hedges	-		371,163	-		141,264
Discount on debt securities issued	-		(43,492)	-		(42,733)
			11,466,959			10,646,152
		~~W~~	74,086,813		~~W~~	75,363,364

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

16. Employee benefits

(a) Defined benefit obligations and plan assets

The Group operates defined benefit plans and calculates the defined benefit obligations based on the employees’ pension compensation benefit and service provision period.

Defined benefit obligations and plan assets as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Present value of defined benefit obligations	~~W~~	2,177,462	2,063,102
Fair value of plan assets		(1,974,859)	(1,943,644)
Recognized net defined benefit liabilities (*)	~~W~~	202,603	119,458

(*) The net defined benefit liability of ~~W~~ 119,458 million as of December 31, 2019 is net defined benefit liability of ~~W~~121,140 million less the net plan assets of ~~W~~1,682 million.

(b) Expenses recognized in profit or loss for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine- month	Three-month	Nine- month
Current service costs	~~W~~	44,583	134,218	41,891	128,478
Net interest expense		457	1,633	1,626	3,178
Past service cost		-	-	-	102
Settlement gain or loss		-	-	-	(29)
	~~W~~	45,040	135,851	43,517	131,729

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

17.  Provisions

(a) Provisions as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Asset retirement obligations	~~W~~	64,285	64,922
Expected loss related to litigation		10,203	8,789
Unused credit commitments		297,701	263,752
Financial guarantee contracts issued		87,758	100,430
Others		152,332	119,131
	~~W~~	612,279	557,024

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the nine-month period ended September 30, 2020 are as follows:

		September 30, 2020
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599
Transfer to 12 month expected credit loss		59,714	(50,978)	(8,736)	1,733	(1,733)	-	-
Transfer to life time expected credit loss		(10,502)	11,931	(1,429)	(6,566)	6,566	-	-
Transfer to impaired financial asset		(256)	(1,001)	1,257	(77)	-	77	-
Provided(reversed)		(28,395)	62,969	(1,486)	367	2,639	(820)	35,274
FX change		642	219	-	385	72	11	1,329
Others (*)		-	-	-	(9,043)	(2,540)	(45)	(11,628)
Ending balance	~~W~~	153,231	142,979	1,491	55,266	10,573	34	363,574

(*) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

17.  Provisions (continued)

(b) Changes in provision for unused credit commitments and financial guarantee contracts issued for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
		Unused credit commitments			Financial guarantee contracts issued			Total
		12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12-month expected credit loss	Life time expected credit loss	Impaired financial asset

Beginning allowance	~~W~~	126,402	100,808	5,137	64,194	5,904	1,757	304,202
Transfer to 12 months expected credit loss		42,838	(42,728)	(110)	2,629	(2,629)	-	-
Transfer to life time expected credit loss		(9,286)	9,314	(28)	(1,245)	1,245	-	-
Transfer to impaired financial asset		(229)	(752)	981	(12)	-	12	-
Provided (reversed)		(28,611)	53,076	5,905	(4)	96	(943)	29,519
FX change		914	121	-	1,302	323	102	2,762
OtOthers (*)		-	-	-	1,603	630	(117)	2,116
Ending balance	~~W~~	132,028	119,839	11,885	68,467	5,569	811	338,599

(*) Includes newly issued financial guarantee contracts measured at fair value, and discount unwinding effect as matured.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

18. Liabilities under insurance contracts

(a) Insurance liabilities as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Policy reserve	~~W~~	53,115,591	52,086,132
Policyholder’s equity adjustment		92,717	77,285
	~~W~~	53,208,308	52,163,417

(b) Income or expenses on insurance contracts for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine- month	Three-month	Nine- month
Insurance income
Premium income	~~W~~	1,875,520	5,334,655	1,801,163	5,621,260
Reinsurance income		39,647	118,354	35,890	103,912
Separate account income		11,411	40,715	11,194	30,130
		1,926,578	5,493,724	1,848,247	5,755,302
Insurance expenses
Claims paid		(1,271,047)	(4,183,082)	(1,437,864)	(3,988,120)
Reinsurance premium expenses		(46,219)	(137,841)	(41,880)	(122,319)
Provision for policy reserves(*)		(544,186)	(1,022,836)	(319,166)	(1,424,773)
Separate account expenses		(11,412)	(40,715)	(11,192)	(30,129)
Discount charge		(304)	(848)	(36)	(420)
Acquisition costs		(196,827)	(599,862)	(193,229)	(598,287)
Collection expenses		(4,685)	(14,168)	(4,780)	(14,268)
Deferred acquisition costs(-)		121,126	365,168	119,733	367,263
Amortization of deferred acquisition costs		(103,788)	(306,129)	(93,206)	(279,472)
		(2,057,342)	(5,940,313)	(1,981,620)	(6,090,525)

Net income(expense) on insurance	~~W~~	(130,764)	(446,589)	(133,373)	(335,223)

(*) Includes the interest expenses from liabilities under insurance contracts of the life insurance subsidiaries (~~W~~1,421,720 million and ~~W~~1,453,819 million for the nine-month period ended September 30, 2020 and 2019, respectively).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

19. Equity

(a) Equity as of September 30, 2020 and December 31, 2019 is as follows:

		September 30, 2020	December 31, 2019
Capital stock:
Common stock (*1)	~~W~~	2,607,812	2,370,998
Preferred stock		361,465	361,465
		2,969,277	2,732,463

Hybrid bonds		2,179,934	1,731,235

Capital surplus:
Share premium		11,350,964	10,155,150
Others		882,015	410,203
		11,350,964	10,565,353

Capital adjustments		(804,459)	(1,116,770)

Accumulated other comprehensive income (loss), net of tax:
Gain on valuation of financial assets at fair value through other comprehensive income		517,422	306,470
Gain on valuation of financial assets at fair value through profit or loss (overlay approach)		145,180	71,621
Equity in other comprehensive income of associates		6,491	8,177
Foreign currency translation adjustments for foreign operations		(195,193)	(217,465)
Net loss from cash flow hedges		(61,511)	(33,711)
Other comprehensive income of separate account		23,856	14,539
Remeasurement of defined benefit liabilities		(411,906)	(401,532)
Changes in own credit risk on financial liabilities designated under fair value option		(4,700)	(8,255)
		19,639	(260,156)

Retained earnings		27,348,369	25,525,821

Non-controlling interest (*2)		1,984,042	2,752,435
	~~W~~	45,929,781	41,930,381

(*1) During the nine-month period ended September 30, 2020, it increased due to common stock issued when the Group acquired residual shares of Orange Life Insurance Co., Ltd and third-party allocation paid-in capital increase. The cost deducted from the issuing capital is ~~W~~ 13.3 billion.

(*2) During the nine-month period ended September 30, 2020, non-controlling interests of ~~W~~1,330,337 million decreased due to the acquisition of the remaining shares of Orange Life Insurance Co., Ltd. , and non-controlling interests increased by ~~W~~ 1,770 million due to the business combination with Neoplux Co., Ltd.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

19. Equity (continued)

(b) The details of preferred stock are as follows:

	The number of shares	Contracted dividend rate	Conversion request period
Convertible preferred stock	17,482,000	4.0% per year based on issue price (non-cumulative participating)	2020.05.01~2023.04.30

(*) Preferred stocks that have not been converted for 4 years from the issuance date and until the expiration date of the period of existence are automatically converted to common stocks at the expiration date of the period of existence.

(c) Hybrid bonds

Hybrid bonds classified as other equity instruments as of September 30, 2020 and December 31, 2019 are as follows:

Issue date	Currency	Maturity date	Interest rate (%)		September 30, 2020	December 31, 2019
June 25, 2015	KRW	June 25, 2045	4.38	~~W~~	199,455	199,455
September 15, 2017	〃	-	3.77		134,683	134,683
September 15, 2017	〃	-	4.25		89,783	89,783
April 13, 2018	〃	-	4.08		134,678	134,678
April 13, 2018	〃	-	4.56		14,955	14,955
August 29, 2018	〃	-	4.15		398,679	398,679
June 28, 2019	〃	-	3.27		199,476	199,476
September 17, 2020	〃	-	3.12		448,699	-
August 13, 2018	USD	-	5.88		559,526	559,526
				~~W~~	2,179,934	1,731,235

(*) During the period ended September 30, 2020, the deduction for capital related to new hybrid bonds issued is ~~W~~1,302 million.

The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition. In addition, if no dividend is to be paid for common stocks, the agreed interest may also not be paid.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

19. Equity (continued)

(d) Accumulated other comprehensive income

Changes in accumulated other comprehensive income for the nine-month period ended September 30, 2020 are as follows:

		September 30, 2020
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain(loss) on financial asset at fair value through other comprehensive income	Gain(loss) on financial asset at fair value through profit or loss (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain(loss) from cash flow hedges	Other comprehensive income of separate account	Remeasurements of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Changes in own credit risk on financial liabilities designated under fair value option
Beginning balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)
Change due to fair value		368,254	101,454	836	-	-	12,851	-	(19)	(31,172)	(26)	452,178
Reclassification:
Change due to impairment or disposal		(51,911)	-	-	5,858	-	-	-	-	-	4,929	(41,124)
Effect of hedge accounting		-	-	-	-	(46,753)	-	-	-	-	-	(46,753)
Hedging		(8,713)	-	-	(32,591)	15,185	-	-	-	-	-	(26,119)
Effects from differences on exchange rates		-	17	-	46,503	-	-	-	-	1,730	-	48,250
Remeasurements of the defined benefit plans assets		-	-	-	-	-	-	(14,236)	-	-	-	(14,236)
Deferred income taxes		(88,524)	(27,912)	(2,508)	3,630	3,768	(3,534)	3,854	5	2,928	(1,348)	(109,641)
Transfer to other account		-	-	-	-	-	-	-	-	18,705	-	18,705
Non-controlling interests		(345)	-	-	(1,128)	-	-	8	-	-	-	(1,465)
Ending balance	~~W~~	452,089	145,180	6,521	(195,193)	(61,511)	23,856	(411,906)	(30)	65,333	(4,700)	19,639

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

19.  Equity (continued)

(d) Accumulated other comprehensive income (continued)

Changes in accumulated other comprehensive income for the year ended December 31, 2019 are as follows (continued):

		December 31, 2019
			Items that are or may be reclassified to profit or loss					Items that will never be reclassified to profit or loss				Total
		Gain (loss) on financial asset at fair value through other comprehensive income	Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehen-sive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on financial asset at fair value through other comprehe-nsive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(51,300)	(79,057)	4,891	(321,853)	(17,751)	4,112	(346,682)	(8)	54,258	170	(753,220)
Change due to fair value		491,953	225,706	3,353	-	-	14,382	-	(11)	19,935	(11,621)	743,697
Reclassification:
Change due to impairment or disposal		(23,281)	-	-	-	-	-	-	-	-	-	(23,281)
Effect of hedge accounting		-	-	-	-	(75,020)	-	-	-	-	-	(75,020)
Hedging		(731)	-	-	(49,361)	50,083	-	-	-	-	-	(9)
Effects from differences on exchange rates		-	-	-	147,899	-	-	-	-	293	-	148,192
Remeasurements of the defined benefit plans assets		-	-	-	-	-	-	(75,595)	-	-	-	(75,595)
Deferred income taxes		(115,856)	(62,739)	(51)	7,233	6,348	(3,955)	20,951	3	(7,204)	3,196	(152,074)
Transfer to other account		-	-	-	-	-	-	-	-	5,860	-	5,860
Non-controlling interests		(67,457)	(12,289)	-	(1,383)	2,629	-	(206)	-	-	-	(78,706)
Ending balance	~~W~~	233,328	71,621	8,193	(217,465)	(33,711)	14,539	(401,532)	(16)	73,142	(8,255)	(260,156)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

19.  Equity (continued)

(e) Regulatory reserve for loan losses

In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by Korean IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.

i) Regulatory reserve for loan losses including non-controlling interests as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Beginning balance	~~W~~	3,161,170	2,844,690
Business combination		-	25,608
Planned regulatory reversal of loan losses		24,176	290,872
Ending balance	~~W~~	3,185,346	3,161,170

ii) Profit for the period and earnings per share after adjusted for regulatory reserve for loan losses for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three- month	Nine- month	Three-month	Nine- month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,144,692	2,950,202	981,572	2,895,983
Provision for regulatory reserve for loan losses		(66,910)	(32,874)	(54,184)	(212,983)
Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	1,077,782	2,917,328	927,388	2,683,000
Basic and diluted earnings per share adjusted for regulatory reserve in Korean won(*)	~~W~~	2,138	5,811	1,884	5,500
(*) Dividends for hybrid bonds are deducted.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

19.  Equity (continued)

(f) Treasury stock

The acquisition of treasury stock during the nine-month period ended September 30, 2020 and the year ended December 31, 2019 is as follows:

	September 30, 2020(*)			December 31, 2019
	The number of share		Carrying value	The number of share		Carrying value
Beginning balance	13,882,062	~~W~~	600,000	3,648,659	~~W~~	155,923
Acquisition	11,536,273		411,280	10,233,403		444,077
Disposition	14,862,842		(639,378)	-		-
Retirement	5,035,658		(150,300)	-		-
Ending balance	5,519,835		221,602	13,882,062		600,000

(*) Changes in equity shares due to the exchange of shares with Orange Life Insurance Co., Ltd. are included in the acquisition and disposal. Shares of Shinhan Financial Group Co., Ltd owned by Orange Life Insurance Co., Ltd are included in its own shares.

(g) Dividends

Dividends declared and paid by the controlling company for the nine-month period ended September 30, 2020 are as follows:

		September 30, 2020
Common stock (~~W~~1,850 per share)	~~W~~	851,587
Convertible preferred stock (~~W~~1,850 per share)		32,342
	~~W~~	883,929

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and nine-month periods ended September 30, 2020 and 2019

(In millions of Korean won)

20. Net interest income

Net interest income for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Three-month	Nine-month
Interest income:
Cash and due from banks at amortized cost	~~W~~	27,578	107,146
Due from banks at fair value through profit or loss		1,024	13,042
Securities at fair value through profit or loss		170,804	570,218
Securities at fair value through other comprehensive income		221,081	730,292
Securities at amortized cost		268,767	804,511
Loans at amortized cost		2,862,240	8,863,804
Loans at fair value through profit or loss		21,036	57,165
Others		19,811	62,930
		3,592,341	11,209,108
Interest expense:
Deposits		(657,093)	(2,253,657)
Borrowings		(87,680)	(344,303)
Debt securities issued		(381,141)	(1,195,665)
Others		(13,761)	(53,269)
		(1,139,675)	(3,846,894)

Net interest income	~~W~~	2,452,666	7,362,214

		September 30, 2019
		Three-month	Nine-month
Interest income:
Cash and due from banks at amortized cost	~~W~~	52,057	164,319
Due from banks at fair value through profit or loss		9,024	25,108
Securities at fair value through profit or loss		180,795	543,507
Securities at fair value through other comprehensive income		274,048	808,004
Securities at amortized cost		273,240	789,289
Loans at amortized cost		3,154,925	9,325,528
Loans at fair value through profit or loss		8,466	28,720
Others		27,332	77,850
		3,979,887	11,762,325
Interest expense:
Deposits		(917,103)	(2,755,270)
Borrowings		(140,503)	(416,450)
Debt securities issued		(424,796)	(1,240,253)
Others		(24,824)	(97,292)
		(1,507,226)	(4,509,265)

Net interest income	~~W~~	2,472,661	7,253,060

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and nine-month periods ended September 30, 2020 and 2019

(In millions of Korean won)

21. Net fees and commission income

Net fees and commission income for the three-month and nine-month period ended September 30, 2020 and 2019 were as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine- month	Three-month	Nine- month
Fees and commission income:
Credit placement fees	~~W~~	20,631	74,821	16,699	46,794
Commission received as electronic charge receipt		35,302	106,190	38,588	113,119
Brokerage fees		165,383	407,776	74,708	271,753
Commission received as agency		33,707	107,399	36,316	102,094
Investment banking fees		40,103	96,766	33,070	118,713
Commission received in foreign exchange activities		60,333	173,472	59,978	176,033
Asset management fees		59,752	180,105	74,916	225,756
Credit card fees		298,131	904,455	301,609	931,035
Operating lease fees		65,851	172,016	37,939	101,054
Others		207,388	606,582	198,762	560,874
		986,581	2,829,582	872,585	2,647,225
Fees and commission expense:
Credit-related fee		(10,701)	(32,552)	(9,829)	(28,903)
Credit card fees		(212,672)	(645,818)	(227,090)	(679,393)
Others		(138,054)	(396,199)	(105,334)	(319,454)
		(361,427)	(1,074,569)	(342,253)	(1,027,750)

Net fees and commission income	~~W~~	625,154	1,755,013	530,332	1,619,475

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and nine-month periods ended September 30, 2020 and 2019

(In millions of Korean won)

22. Provision for credit loss allowance

Provision for credit loss allowance on financial assets for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Three-month	Nine-month
Allowance provided:
Loans at amortized cost	~~W~~	(236,845)	(864,577)
Other financial assets at amortized cost		(30,087)	(123,853)
Securities at fair value through other comprehensive income		(863)	(4,050)
Unused credit line and financial guarantee		12,414	(35,274)
Securities at amortized cost		(375)	(1,800)
	~~W~~	(255,756)	(1,029,554)

		September 30, 2019
		Three-month	Nine-month
Allowance provided:
Loans at amortized cost	~~W~~	(226,406)	(724,060)
Other financial assets at amortized cost		(11,886)	(24,039)
Securities at fair value through other comprehensive income		(3,926)	(13,958)
Unused credit line and financial guarantee		95	(26,504)
Securities at amortized cost		(367)	(2,787)
	~~W~~	(242,490)	(791,348)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

For the three-month and nine-month periods ended September 30, 2020 and 2019

(In millions of Korean won)

23. General and administrative expenses

General and administrative expenses for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine-month	Three-month	Nine-month
Employee benefits:
Salaries	~~W~~	740,834	2,185,411	719,626	2,146,150
Severance benefits:		52,426	159,082	50,458	154,443
Defined contribution		8,901	27,533	8,323	26,211
Defined benefit		43,525	131,549	42,135	128,232
Termination benefits		628	1,957	1	557
		793,888	2,346,450	770,085	2,301,150

Entertainment		8,305	22,937	9,615	25,182
Depreciation		117,026	361,839	119,988	357,055
Amortization		30,608	90,802	26,612	73,184
Taxes and dues		44,931	150,268	40,480	150,928
Advertising		57,582	152,650	63,918	155,693
Research		4,814	14,698	4,536	13,054
Others		199,050	585,765	190,414	554,128
	~~W~~	1,256,204	3,725,409	1,225,648	3,630,374

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of won, except per share data)

24.  Share-based payments

(a) Stock options granted as of September 30, 2020 are as follows:

	6th grant(*)	7th grant(*)

Type	Cash payment	Cash payment

Grant date	March 20, 2007	March 19, 2008

Exercise price in Korean won	~~W~~54,560	~~W~~49,053

Number of shares granted	1,301,050	808,700

Options’ expiry dates	August 19, 2020	May 17, 2021 / September 17, 2021

Changes in number of shares granted:
Balance at January 1, 2020	58,764	36,162
Exercised and cancelled	58,764	-
Balance at September 30, 2020	-	36,162

Fair value per share in Korean won	~~-~~	~~W~~10(Expiration of contractual exercise period : May 17, 2021) ~~W~~156 (Expiration of contractual exercise period : Sep 17, 2021)

(*) All of stock options have vested as of September 30, 2020, and the weighted average exercise price for 36,162 stock options outstanding at September 30, 2020 is ~~W~~49,053.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

24.  Share-based payments (continued)

(b) Performance-based stock compensation granted as of September 30, 2020 are as follows:

	Expired	Not expired

Type	Cash-settled share-based payment

Performance conditions(*1)	Linked to relative stock price (20.0%) and management index (80.0%)

Exercising period	4 years from the commencement date of the year to which the grant date belongs (5 years in the case of deferred payment)

Estimated number of shares vested at September 30, 2020	57,795	1,886,823

Fair value per share in Korean won (*2)	~~W~~40,580, ~~W~~44,222 for the expiration of exercising period from 2018 to 2019	~~W~~27,600

(* 1) Starting from 2020, Shinhan Financial Group and Shinhan Bank will apply solvency index (20.0%) addition to relative stock index (20.0%) and management index (60.0%).

(*2) Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two month, the previous one month, and the past one week) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock to be paid in the future is assessed as the closing price of the settlement.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

24.  Share-based payments (continued)

(c) Share-based compensation costs

Share-based compensation costs for the nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	(1)	(4)	(5)
7th		(17)	(24)	(41)
Performance share		(1,686)	(15,341)	(17,027)
	~~W~~	(1,704)	(15,369)	(17,073)

		September 30, 2019
		Employees of
		The controlling company	The subsidiaries	Total
Stock options granted:
5th	~~W~~	-	9	9
6th		(2)	(15)	(17)
7th		(3)	(6)	(9)
Performance share		3,219	24,318	27,537
	~~W~~	3,214	24,306	27,520

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

24.  Share-based payments (continued)

(d) Accrued expenses and the intrinsic value

Details of accrued expenses and intrinsic value recognized by the Group relating to share-based payment as of  September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
7th	~~W~~	2	3	5
Performance share		5,772	48,802	54,574
	~~W~~	5,774	48,805	54,579

(*) The intrinsic value of share-based payments is ~~W~~ 54,574 million as of September 30, 2020. For the calculation, the quoted market price ~~W~~ 27,600 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

		December 31, 2019
		Accrued expenses(*)
		The controlling company	The subsidiaries	Total
Stock options granted:
6th	~~W~~	1	4	5
7th		19	27	46
Performance share		10,003	81,352	91,355
	~~W~~	10,023	81,383	91,406

(*) The intrinsic value of share-based payments is ~~W~~91,355 million as of December 31, 2019. For calculating, the quoted market price ~~W~~43,350 per share was used for stock options and the fair value was considered as intrinsic value for performance shares, respectively.

25. Income tax expense

Income tax expense for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three-month	Nine-month	Three-month	Nine-month
Current income tax expense	~~W~~	414,313	936,831	388,973	879,303
Origination and reversal of temporary differences		(16,094)	222,563	20,419	443,585
Income tax recognized in other comprehensive income		(3,068)	(99,014)	(41,509)	(254,813)
Income tax expenses	~~W~~	395,151	1,060,380	367,883	1,068,075

Effective tax rate	%	25.30	26.06	25.97	25.72

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

26. Earnings per share

Basic and diluted earnings per share for the three-month nine-month period ended September 30, 2020 and 2019 are as follows:

		September 30, 2020		September 30, 2019
		Three- month	Nine-month	Three-month	Nine-month
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	1,144,692	2,950,202	981,572	2,895,983
Less:
Dividends to hybrid bond		(29,171)	(70,065)	(21,274)	(58,366)
Net profit available for common stock	~~W~~	1,115,521	2,880,137	960,298	2,837,617

Weighted average number of common stocks outstanding (*)		490,549,779	489,972,159	480,904,128	477,194,141

Basic and diluted earnings per share in Korean won	~~W~~	2,274	5,878	1,996	5,946

(*) The controlling company has issued 516,526,835 shares of common stocks, and the above weighted average number of common stocks outstanding was calculated by reflecting changes in treasury stocks for the nine-month period ended September 30, 2020 and 17,482,000 shares of convertible preferred stocks issued on May 1, 2019.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

27. Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Guarantees:
Guarantees outstanding	~~W~~	9,465,742	9,319,885
Contingent guarantees		3,011,172	3,669,697
		12,476,914	12,989,582
Commitments to extend credit:
Loan commitments in Korean won		78,268,302	74,393,722
Loan commitments in foreign currency		23,166,366	22,542,776
ABS and ABCP commitments		1,685,365	2,116,354
Others		86,897,525	81,387,165
		190,017,558	180,440,017
Endorsed bills:
Secured endorsed bills		5,329	11,287
Unsecured endorsed bills		8,745,871	6,737,097
		8,751,200	6,748,384
Loans sold with recourse		-	2,099
	~~W~~	211,245,672	200,180,082

(b) Legal contingencies

As of September 30, 2020, the Group is involved with 567 pending lawsuits with total litigation fee of ~~W~~ 315,536 million.

As of September 30, 2020, ~~W~~ 10,203 million and ~~W~~ 2,722 million equivalent to the litigation value for the case where the loss was determined at the first trial, were recorded as provisions and loss reserve, respectively. The results of other lawsuits other than those recorded as provisions are not expected to have a significant impact on the consolidated financial statements of the Group; however, additional losses may incur based on the outcome of lawsuit in the future.

(c) The Group entered into an agreement with Asia Trust Co., Ltd. (60% of its total shares) to acquire the remaining shares (35% of its total shares) in the Group. In accordance with the agreement, the Group has the right to purchase shares held by the shareholders of Asia Trust Co., Ltd. In response, the shareholders of Asia Trust Co., Ltd. have the right to demand to purchase the shares to the Group.

(d) As a case occurred before the acquisition of the Asia Trust Co., Ltd., a subsidiary company, a number of complaints occurred due to fraudulent use of the discarded seal, etc. by the employee in connection with the land acquisition agency in Yeoksam-dong, Seoul and some of these complaints filed a lawsuit for a settlement claim, etc. (the lawsuit amount is ~~W~~ 50.3 billion). In this regard, a special inspection was conducted by the Financial Supervisory Service in February 2019. As of September 30, 2020, the Group cannot reliably measure the likelihood of loss and the extent of loss in such lawsuits, and therefore, this effect has not been reflected in the consolidated interim financial statements.

(e) The Group has received the mediation decision of the Financial Dispute Mediation Committee on the currency option agreement on December 19, 2019. The Group will consult through the Bank Consultative Body to discuss future countermeasures and it will be processed after deliberation by the Board of Directors. The management of the Group determines that the outcome of the adjustment will not have a significant impact on the Group's financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

27.  Commitments and contingencies (continued)

(f) As a Prime Brokerage Service operator, the Group entered into a total return swap agreement (TRS, derivatives that exchange profits and losses from underlying assets such as stocks, bonds and funds) with a fund operated by Lime Asset Management ("Lime Fund"). Through TRS with the Group, the Lime Fund invested approximately $200 million in IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund-FX Hedged (hereinafter referred to as "IIG Fund") from May 2017 to September 2017.

The Group invested the IIG Fund in LAM Enhanced Finance III L.P. ("LAM III Fund") in kind and acquired the LAM III Fund's beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind. Meanwhile, IIG Fund received cancellation of registration and asset freeze from the US Securities and Exchange Commission in November 2019. The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group was charged of being involved in poor concealment and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then.

The prosecution arrested and indicted the former director of Prime Brokerage Services on fraud charges. On September 25, 2020, in the first criminal trial, the former director of Prime Brokerage Service was sentenced to eight years in prison and a fine of ~~W~~300 million in the first trial for fraud for violation of the Capital Market and Financial Investment Services Act. The former director of Prime Brokerage Services submitted an appeal on October 5, 2020.

However, it is expected that the decision on whether the Group will assume additional legal responsibilities as a Prime Brokerage Service business operator will be made through additional lawsuit results including the appeal court of former director of Prime Brokerage Service, and the Group determined it is more likely that no present obligation that the Group may liable for the charge of involvement in the fraud exists.

Meanwhile, as of September 30, 2020, there is an international dispute over some beneficiary certificates acquired under the management order of Lime Asset Management.

Considering the board's voluntary compensation decision and the results of the Financial Supervisory Service's dispute settlement committee, the Group conducted the compensation and liquidity supply for some of the Lime Fund sales during the nine-month period ended September 30, 2020. Supervision authorities are currently conducting inspections on Lime Asset Management, and depending on the inspection results, procedures for dispute settlement and damage relief measures for incomplete sales may be carried out. However, the amount and timing of the possible outflow of resources related to sales are uncertain and the outcome of the dispute settlement is currently unpredictable.

(g) The Group sold approximately ~~W~~390.7 billion of German Heritage DLS trust products from May 2017 to December 2018. As of September 30, 2020, the repayment of ~~W~~379.9 billion has been delayed. Accordingly, the supervisory authorities are conducting an inspection on the incomplete sale of trust products. However, the Group is uncertain about the amount and timing of the outflow of resources that may occur in connection with the sale of such DLS trust products, and the outcome of the dispute settlement is currently unpredictable.

(h) The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of September 30, 2020, approximately ~~W~~287.1 billion, expired amount, of ~~W~~420 billion, outstanding balance, was suspended from redemption and delayed in repayment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

28. Statement of cash flows

Cash and cash equivalents in the consolidated statements of cash flows as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Cash and due from banks	~~W~~	29,593,312	28,435,818
Adjustments:		(19,929,753)	(19,856,644)
Due from financial institutions with a maturity over three months from date of acquisition		(2,788,322)	(3,349,719)
Restricted due from banks		(17,141,431)	(16,506,925)
	~~W~~	9,663,559	8,579,174

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29. Related party transactions

Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. The Group defines the as the scope of related parties into retirement benefit plans subject to key management personal and their immediate relatives, the Group and its related parties in accordance with Korean IFRS No.1024 and the Group discloses intra-group balances, and income and expenses. Please refer to 'Note 12' for details of related parties and entities under common control.

(a) Balances with the related parties as of September 30, 2020 and December 31, 2019 are as follows:

Related party	Account		September 30, 2020	December 31, 2019
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	76	92
〃	Credit card loans		144	173
〃	Deposits		15,225	402
Partners 4th Growth Investment Fund	Deposits		1,251	1,443
BNP Paribas Cardif General Insurance	Credit card loans		19	26
〃	Other assets		401	401
〃	Deposits		164	17
Shinhan Praxis K-Growth Global Private Equity Fund	Other assets		-	91
Dream High Fund Ⅲ	Deposits		5	5
Credian Healthcare Private Equity Fund II	Deposits		26	4
KDBC Midas Dong-A Snowball Venture Fund II	Deposits		1,761	233
Eum Private Equity Fund No.3	Deposits		32	353
Incorporated association Finance Saving Information Center	Deposits		8	6
GX Shinhan interest 1st Private Equity Fund	Unearned revenue		484	248
Nomura investment property trust No.19	Loans		11,973	11,973
〃	Other assets		43	42
SHBNPP MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		678	678
Shinhan-Stonebridge Petro Private Equity Fund (*)	Other assets		-	810
Korea Finance Security	Deposits		1,250	362
SHINHAN-CORE TREND GLOBAL FUND 1	Unearned revenue		43	9
Hermes Private Investment Equity Fund	Deposits		466	275
Multimedia Tech Co., Ltd	Deposits		2	3
Korea Credit Bureau	Deposits		2,009	80
Goduck Gangil1 PFV Co., Ltd	Loans		24,000	24,000
〃	ACL		(78)	(78)
SBC PFV Co., Ltd	Deposits		1,556	5,142
GMG Development Co,. Ltd(*)	Deposits		-	300
Sprott Global Renewable Private Equity Fund I	Deposits		275	342
IMM Global Private Equity Fund	Loans		800	800
〃	ACL		(3)	(3)
〃	Deposits		5,450	7,598
Goduck Gangil10 PFV Co., Ltd	Loans		9,400	-
〃	ACL		(21)	-
〃	Deposits		975	-
Shinhan Global Healthcare Fund 1	Deposits		1	-
CREDIAN T&F 2020 CORPORATE FINANCIAL STABILITY PRIVATE EQUITY FUND	Deposits		134	-
One Shinhan Global Fund 1	Unearned revenue		198	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	Loans		9,688	-
〃	Accrued income		125	-
〃	Unearned revenue		147	-
COSPEC BIM tech	Loans		151	-
〃	ACL		(97)	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29.  Related party transactions (continued)

(a) Balances with the related parties as of September 30, 2020 and December 31, 2019 are as follows (continued):

Related party	Account		September 30, 2020	December 31, 2019
IMM Special Situation 1-2 PRIVATE EQUITY FUND	Deposits		100	-
EDNCENTRAL Co.,Ltd.	Loans		19,381	-
〃	Accrued income		6	-
〃	Unearned revenue		714	-
Key management personnel and their immediate relatives:	Loans		4,307	4,426
	Assets		80,993	43,431
	Liabilities	~~W~~	32,276	16,822

(*) Removed from the related parties due to sale and disposition for the nine-month period ended September 30, 2020.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29.  Related party transactions (continued)

(b) Transactions with the related parties for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

Related party	Account		September 30, 2020		September 30, 2019
			Three-month	Nine-month	Three-month	Nine-month
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	728	2,460	1,025	3,241
〃	Reversal of credit losses		(4)	-	-	3
	Other expense		(1)	(1)	-	-
〃	General and administrative expenses		(1)	(3)	(2)	(8)
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		90	270	91	358
BNP Paribas Cardif General Insurance	Fees and commission income		4	8	3	9
〃	Other operating income		94	333	97	329
〃	Reversal of credit losses		-	-	(1)	-
	Allowance for credit losses		-	-	(1)	(1)
Midas Dong-A Snowball Venture Fund (*1)	Fees and commission income		-	-	109	119
〃	Interest expense		-	-	-	(1)
IBKS-Shinhan Creative Economy New Technology Fund Ⅱ (*1)	Fees and commission income		-	-	-	8
SM New Technology Business Investment Fund I	Fees and commission income		-	-	-	14
Partners 4th Growth Investment Fund	Interest expense		(1)	(3)	(1)	(4)
KDBC Midas Dong-A Snowball Venture Fund No.2	Interest expense		(1)	(1)	-	-
SHBNPP Private Korea Equity Long-Short Professional Feeder (*2)	Fees and commission income		-	-	105	363
Shinhan-Albatross Technology Investment Fund	Fees and commission income		-	54	54	162
Shinhan Global Healthcare Fund 1	Fees and commission income		-	-	-	360
Shinhan Fintech New Technology Fund No.1 (*1)	Fees and commission income		-	-	-	38
Shinhan capital-Cape FN Fund No.1 (*1)	Fees and commission income		-	-	19	71
SHC-K2 Global Material Fund	Fees and commission income		-	-	-	20
Synergy-Shinhan Mezzanine New Technology Investment Fund	Fees and commission income		1	47	31	62
Shinhan-Midas Dong-A Secondary Venture Fund	Fees and commission income		1	63	63	125
GX Shinhan interest 1st Private Equity Fund	Fees and commission income		202	454	175	545
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		1	181	180	270
SHC ULMUS Fund No.1(*3)	Fees and commission income		1	39	19	57
Shinhan-PS Investment Fund No.1	Fees and commission income		-	10	10	15
Nomura investment property trust No.19	Interest income		133	394	129	388
BNPMAIN investment trust No.3	Fees and commission income		678	2,020	678	2,015
KOREA FINANCE SECURITY	Fees and commission income		3	8	2	7
ShinHan – Soo Young Entrepreneur Investment Fund	Fees and commission income		-	138	68	206
Shinhan-Rhinos 1 Fund	Fees and commission income		-	64	-	64
SHINHAN-CORE TREND GLOBAL FUND1	Fees and commission income		27	73	15	30
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		58	179	6	6
One Shinhan Global Fund1	Fees and commission income		(32)	322	151	151
Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income		59	59	59	59
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		1	108	-	-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29.  Related party transactions (continued)

(b) Transactions with the related parties for the three-month and nine-month period ended September 30, 2020 and 2019 are as follows:

Related party	Account		September 30, 2020		September 30, 2019
			Three-month	Nine-month	Three-month	Nine-month
Investments in associates
Korea Credit Bureau	Fees and commission income	~~W~~	3	10	-	-
〃	Interest expense		(6)	(7)	-	-
Goduck Gangil1 PFV Co., Ltd	Interest income		230	684	-	-
SBC PFV Co., Ltd	Interest expense		-	(3)	-	-
IMM Global Private Equity Fund	Interest income		6	19	-	-
〃	Interest expense		(1)	(10)	-	-
Goduck Gangil10 PFV Co., Ltd	Interest income		71	228	-	-
〃	Fees and commission income		-	1,435	-	-
〃	Interest expense		(1)	(4)	-	-
〃	Allowance for credit losses		-	(21)	-	-
IGIS PRIVATE REAL ESTATE TRUST NO.331	Interest income		377	500	-	-
〃	Other expense		(218)	(218)	-	-
〃	Fees and commission income		353	353	-	-
COSPEC BIM tech	Allowance for credit losses		-	(20)	-	-
Korea Omega Project Fund III	Fees and commission income		-	40	-	-
New Green Shinhan Mezzanine Fund	Fees and commission income		1	41	-	-
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		-	72	-	-
EDNCENTRAL Co.,Ltd	Interest income		267	267	-	-
〃	Other expense		(90)	(90)	-	-
〃	Fees and commission income		96	96
Key management personnel and their immediate relatives
	Interest income		29	96	38	128
		~~W~~	3,158	10,744	3,122	9,209

(*1) Removed from the related parties due to sale and disposition during the nine-month period ended September 30, 2019.

(*2) Subject to consolidation as the ownership percentage increases that would allow the Group to control the entity during the nine-month period ended September 30, 2019.

(*3) Exempted from the associate due to sale and liquidation during the period ended September 30, 2020.

(c) Key management personnel compensation

Key management personnel compensation for the nine-month period ended September 30, 2020 and 2019 is as follows:

		September 30, 2020	September 30, 2019
Short-term employee benefits	~~W~~	13,423	12,980
Severance benefits		465	558
Share-based payment transactions(*)		(936)	8,857
	~~W~~	12,952	22,395

(*) The expenses of share-based payment transactions are the remuneration expenses during the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

29.  Related party transactions (continued)

(d) The guarantees provided between the related parties as of September 30, 2020 and December 31, 2019 are as follows:

			Amount of guarantees
Guarantor	Guaranteed Parties		September 30, 2020	December 31, 2019	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused credit line

(e) Details of collaterals provided by the related parties as of September 30, 2020 and December 31, 2019 are as follows:

Provided to	Provided by	Pledged assets		September 30, 2020	December 31, 2019
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,000	12,000
〃	Hyungje art printing	Properties		120	120
〃	Goduck Gangil1 PFV Co., Ltd	Guarantee insurance policy		28,800	28,800
〃	Goduck Gangil10 PFV Co., Ltd	Guarantee insurance policy		13,000	-
〃	COSPEC BIM tech	Real estate		360	-
Total			~~W~~	54,280	40,920

(f) Details of significant loan transactions with related parties for the nine-month period ended September 30, 2020 and the year ended December 31, 2019 are as follows:

			September 30, 2020
Classification	Company		Beginning	Loan	Collection	Others(*1)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,973	-	-	-	11,973
〃	IGIS PRIVATE REAL ESTATE TRUST NO.331		-	10,000	-	(312)	9,688
〃	EDNCENTRAL Co.,Ltd.		-	20,000	-	(619)	19,381
〃	Goduck Gangil1 PFV Co., Ltd		24,000	-	-	-	24,000
〃	Goduck Gangil10 PFV Co., Ltd		-	28,200	(18,800)	-	9,400
〃	IMM Global Private Equity Fund		800	-	-	-	800
〃	COSPEC BIM tech (*2)		-	-	-	151	151
Total		~~W~~	36,773	58,200	(18,800)	(780)	75,393

(*1) The effect of changes in credit loss allowance is included.

(*2) During the nine-month period ended September 30, 2020, it is a company that has been transferred as a related party, and the balance has been marked on others.

			December 31, 2019
Classification	Company		Beginning	Loan	Collection	Others(*)	Ending
Investments in associates	Nomura investment property trust No.19	~~W~~	11,966	-	-	7	11,973
〃	Goduck Gangil1 PFV Co., Ltd		-	24,000	-	-	24,000
〃	IMM Global Private Equity Fund		-	800	-	-	800
Total		~~W~~	11,966	24,800	-	7	36,773

(*) The effect of changes in credit loss allowance is included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

30. Interests in unconsolidated structured entities

(a)The nature and extent of interests in unconsolidated structured entities

The Group is involved in assets-backed securities, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description

Assets-backed securities

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness. The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is able to do so) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund

Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.

The size of unconsolidated structured entities as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020	December 31, 2019
Total assets:
Asset-backed securities	~~W~~	250,599,568	208,441,947
Structured financing		245,718,841	195,374,046
Investment fund		187,528,662	215,371,530
	~~W~~	683,847,071	619,187,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

30. Interests in unconsolidated structured entities (continued)

(b) Nature of risks related to the interests in unconsolidated structured entities

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Assets-backed securities	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	197,272	87,020	-	284,292
Loan at amortized cost		1,159,949	11,335,419	80,329	12,575,697
Securities at fair value through profit or loss		3,871,259	188,158	8,769,423	12,828,840
Derivative assets		19,621	1,170	-	20,791
Securities at fair value through other comprehensive income		2,104,136	132,638	-	2,236,774
Securities at amortized cost		6,059,781	-	-	6,059,781
Other assets		2,460	26,489	6,033	34,982
	~~W~~	13,414,478	11,770,894	8,855,785	34,041,157
Liabilities:
Derivative liabilities	~~W~~	844	269	-	1,113
Other		2,809	22,827	-	25,636
	~~W~~	3,653	23,096	-	26,749

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks related to the interests in unconsolidated structured entities (continued)

i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of September 30, 2020 and December 31, 2019 are as follows (continued):

		December 31, 2019
		Assets-backed securities	Structured financing	Investment fund	Total
Assets:
Loans measured at fair value through profit or loss	~~W~~	10,646	69,727	-	80,373
Loan at amortized cost		785,134	10,207,866	664,024	11,657,024
Securities at fair value through profit or loss		3,705,565	70,407	9,378,374	13,154,346
Derivative assets		21,494	1,027	-	22,521
Securities at fair value through other comprehensive income		2,144,846	188,429	-	2,333,275
Securities at amortized cost		4,894,942	-	-	4,894,942
Other assets		3,244	14,776	58,948	76,968
	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
Liabilities:
Other liabilities	~~W~~	682	10,457	-	11,139

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

30.  Interests in unconsolidated structured entities (continued)

(b) Nature of risks related to the interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to its interests in unconsolidated structured entities as of September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020
		Assets-backed securities	Structured financing	Investment fund	Total
Assets held	~~W~~	13,414,478	11,770,894	8,855,785	34,041,157
ABS and ABCP commitments		897,883	2,300	1,877,008	2,777,191
Loan commitments		685,678	927,517	-	1,613,195
Guarantees		124,997	-	-	124,997
Others		-	126,240	-	126,240
	~~W~~	15,123,036	12,826,951	10,732,793	38,682,780

		December 31, 2019
		Assets-backed securities	Structured financing	Investment fund	Total
Assets held	~~W~~	11,565,871	10,552,232	10,101,346	32,219,449
ABS and ABCP commitments		1,208,707	2,300	868,498	2,079,505
Loan commitments		845,904	855,520	-	1,701,424
Guarantees		139,522	4,000	-	143,522
Others		-	118,969	-	118,969
	~~W~~	13,760,004	11,533,021	10,969,844	36,262,869

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

31. Uncertainty due to changes in domestic and global economic conditions

The rapid spread of the COVID-19 is negatively affecting the global economy. The Group uses forward-looking information to estimate expected credit losses in accordance with Korean IFRS No.1109 ‘Financial Instruments’ and there have been significant changes in forward-looking information due to the spread of the COVID-19 for the six-month period ended June 30, 2020. Accordingly, the forecast default rate for the six-month period ended June 30, 2020 was re-estimated using changed forward-looking information on economic growth rate, consumer price index, KOSPI, which are major variables to compute the default rate. The Group will continue to monitor the impact of the COVID-19 on the economy and so on.

Risk exposures by major consolidated subsidiaries due to COVID-19 are as follows.

(a) Shinhan Bank

		September 30, 2020
		Airlift passenger	Lodging	Oil/petroleum refinery	Art-related	Movie theater	Clothing manufacturing	Travel	Total
Loans at amortized cost	~~W~~	93,521	3,446,538	616,699	223,277	86,893	1,881,309	75,720	6,423,957
Securities at fair value through profit or loss		-	-	1,510	-	-	2,939	-	4,449
Securities at fair value through other comprehensive income		96,324	2,813	227,764	-	7,058	8,225	-	342,184
Off-balance accounts		458,389	261,608	3,330,319	6,653	107,706	936,532	62,547	5,163,754
	~~W~~	648,234	3,710,959	4,176,292	229,930	201,657	2,829,005	138,267	11,934,344

(b) Shinhan Card Co., Ltd.

		Retails
		Credit sales	Short term card loan	Long term card loan	Total
Loans at amortized cost	~~W~~	363,565	142,378	236,102	742,045
Off-balance accounts		690,905			690,905

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

31.  Uncertainty due to changes in domestic and global economic conditions (continued)

		September 30, 2020
		Accommodation and food service activities	Manufacturing	Retail	Construction	Recreation related services	Transportation	Others	Total
Loans at amortized costs	~~W~~	703,919	29,321	521,076	90,662	57,424	29,971	93,695	1,526,068
Off-balance accounts		32,568	1,729	30,211	11,320	1,632	2,920	4,741	85,121
		736,487	31,050	551,287	101,982	59,056	32,891	98,436	1,611,189

(c) Jeju Bank

32.  Business combination

(a) Neoplux Co., Ltd

i) General information

As of September 29, 2020, the Group acquired a 96.77%(97.08% share with voting rights) of shares to gain control in Neoplux Co., Ltd, and by reporting the transfer of subsidiaries to the Financial Services Commission, Group gained control of subsidiaries. The main reason for business combination is to promote investment financing and secure new business opportunities in the investment banking sector.

ii) Identifiable net assets

Fair values of assets acquired and liabilities assumed as of acquisition date are as follows:

		Amount(*)
Assets:
Cash and due from banks at amortized cost	~~W~~	179
Investment securities in long term		553
Venture investment asset		39,437
Private investment company asset		14,539
Property and equipment		900
Intangible assets		462
Other assets		18,025
		74,095
Liabilities:
Borrowings		9,000
Other liabilities		4,465
		13,465
Fair value of the identifiable net assets	~~W~~	60,630

(*) The accounting for the acquisition of Neoplux Co., Ltd was tentatively determined using the identifiable assets and liabilities recognized by Neoplux Co., Ltd at the time of business combination. During the nine-month period ended September 30, 2020, the acquisition has not completed the identification of intangible assets for allocation and the fair value assessment of identifiable assets and liabilities. The goodwill may vary depending on the results of the fair value assessment of the identifiable assets and liabilities for the allocation of the consideration.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

September 30, 2020 and 2019 (Unaudited), and December 31, 2019

(In millions of Korean won)

32.  Business combination (continued)

(a) Neoplux Co., Ltd (continued)

iii) Goodwill

Goodwill recognized as a result of business combination is as follows:

		Amount
Consideration paid in cash	~~W~~	71,128
Fair value of identifiable net assets		(60,630)
Non-controlling interests		1,770
Goodwill	~~W~~	12,268

(*) During the nine-month period ended September 30, 2020, the non-controlling interests were measured as proportionate shares of non-controlling interests in the acquiree's identifiable net assets for Neoplux Co.,Ltd.

iv) Cost related to business combination

The Group incurred a cost of ~~W~~2,197 million, including legal fees and due diligence fees, in connection with the business combination and recognized the fee as the fee expense in the consolidated statement of comprehensive income of the Group.

v) Net cash outflows due to business combination

Net cash outflows due to business combination for the nine-month ended September 30, 2020 are as follows:

		Amount
Consideration transferred in cash	~~W~~	71,128
Acquired cash and cash equivalents(*)		(174)
	~~W~~	70,954

(*) The amount of cash and cash equivalents acquired is the amount of cash and amortized cost measurement deposits minus the amount of restricted deposits.

vi) If Has Neoplux Co., Ltd. consolidated as of January 1, 2020, the consolidated operating income and profit for the period of the Group, which would have been included in the consolidated statement of comprehensive income, are ~~W~~ 752 million and ~~W~~ 283 million, respectively.